DEPFA BANK

SEC MAIL PROCESSING
RECEIVED
OCT 0 2 2006
WASH. D.C. 210 SECTION

29 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

06017305

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q1 and Q2 2006.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
info@depfa.com
www.depfa.com

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
16 January 2006	Final Terms for the series 934 issue of EUR 40,000,000 Floating Rate Notes due July 2007 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0240532613)

FILINGS WITH THE LONDON STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
20 February 2006	Final Terms for the series 940 issue of EUR 6,130,000 Callable Fixed Rate Corridor Notes due 20 February 2012 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0243305165)
22 February 2006	Final Terms for the series 944 issue of EUR 80,000,000 Floating Rate Notes due 22 February 2007 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0244596168)

FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
31 March 2006	Final Terms for the series 955 issue of EUR 50,000,000 Callable Fixed Rate Corridor Notes due 31 March 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GPK56)

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	***Document***
14 February 2006	Press Release
31 March 2006	Interim Report

EXECUTION COPY

Final Terms dated 16 January 2006

DEPFA BANK plc
DEPFA ACS BANK

Issue of Euro 40,000,000 Floating Rate Notes due July 2007
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the supplemental Prospectus dated 8 August 2005 which togethe r cons titutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA Bank plc, 1 Commons Street, Dublin 1, Ireland and www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	934
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro
4.		Aggregate Nominal Amount:	Euro 40,000,000
	(i)	Series:	Euro 40,000,000
5.		Issue Price:	100.00% per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	Euro 50,000
7.	(i)	Issue Date:	16 January 2006
	(ii)	Interest Commencement Date	Issue Date
8.		Maturity Date:	Interest Payment Date falling in or nearest to July 2007
9.		Interest Basis:	3-month Euribor – 0.0325% Floating Rate
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
	(i) Specified Period(s)	3 months
	(ii) Specified Interest Payment Dates:	16 April 2006, 16 July 2006, 16 October 2006, 16 January 2007, 16 April 2007 and 16 July 2007 all subject to adjustment in accordance with the Business Day Convention.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Additional Business Centre(s):	Not Applicable
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]):	The Agent
	(vii) Screen Rate Determination:	
	– Reference Rate:	3-month Euribor
	– Interest Determination Date(s):	Second TARGET Business Day prior to the start of each Interest Period
	– Relevant Screen Page:	Telerate page 248
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	-0.0325 per cent per annum
	(x) Minimum Rate of Interest:	Not Applicable

(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable

17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	Euro 50,000 per Instrument of 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments:

		Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	Not Applicable
27.	Details relating to Partly Paid Instruments:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of [Subscription] Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Lehman Brothers International (Europe) 25 Bank Street London, E14 5LE
34.	Total commission and concession:	No Applicable
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 16 January 2006
(iii) Estimate of total expenses related to admission to trading	Euro 1,000

2. **RATINGS**

Ratings:	Senior, unsecured Instruments to be issued under the Programme have been rated: S & P: AA- Moody's: Aa3 Fitch: AA-

3. **NOTIFICATION**

The Irish Financial Regulator has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds:	Euro 40,000,000

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from Telerate.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0240532613
Common Code:	024053261
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 18th February, 2006

DEPFA BANK plc

Issue of EUR 6,130,000 Callable Fixed Rate Corridor Instruments due 2012
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1st July, 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK PLC
2.	Series Number:	940
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 6,130,000
	Series:	EUR 6,130,000
5.	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 10,000
7.	Issue Date:	20th February, 2006
8.	Maturity Date:	20th February, 2012
9.	Interest Basis:	Fixed Rate Corridor Instruments (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Issuer Call
13. (i)	Status of the Instruments:	Unsubordinated, unsecured and senior
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. **Fixed Rate Instrument Provisions** — Applicable

(i) Rate(s) of Interest:

The Instruments shall bear interest as determined below from and including the Issue Date to but excluding the Maturity Date, payable semi-annually in arrear in amounts (each an **"Interest Amount"**) determined in accordance with the provisions set out below

For the avoidance of doubt, Interest Periods are not subject to adjustment

The Interest Amount per Specified Denomination ("I") for the relevant Interest Period shall be determined by the Calculation Agent on the relevant Rate Cut Off Date (as defined below) in accordance with the formula below, provided that the resultant figure of the formula shall be rounded to the nearest whole EUR cent,

I = EUR 10,000 x 4.75 x b/B x Day Count Fraction

Where:

"b" means the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate, as observed on such calendar day or as otherwise described below, is equal to or greater than zero per cent. and equal to or less than the Upper Barrier (as defined below) for the relevant Interest Period. For the avoidance of doubt, if a calendar day within the relevant Interest Period but prior to the Rate Cut Off Date is not a TARGET Settlement Day then the Reference Rate for such calendar day will be deemed to be the Reference Rate for the previous day in such Interest Period prior to the Rate Cut Off Date which was a TARGET Settlement Day. The Reference Rate in respect of a calendar day within the

relevant Interest Period that falls after the relevant Rate Cut Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut Off Date for that Interest Period

"**B**" means the total number of calendar days in the same Interest Period as that for the purpose of "b" above, except that the Instruments are to be redeemed other than on an Interest Payment Date in any Interest Period, B means, in relation to that Interest Period, the total number of calendar days from and including the Interest Payment Date immediately preceding the due date for redemption to but excluding the due date for redemption.

For the avoidance of doubt, Interest Periods are not subject to adjustment

"**Reference Rate**" means the rate of "EUR-EURIBOR-Telerate" (as defined in the ISDA Definitions) with a Designated Maturity of 3 months, and with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding that Reset Date" will be replaced with "on that day"

For the purpose of determining the Reference Rate, if Telerate Page 248 is cancelled or unavailable on any TARGET Settlement Day (as defined below) in any Interest Period, the fall back provisions as set out under the definition of "EUR-EURIBOR-Telerate" contained within the ISDA Definitions shall apply with a Designated Maturity of 3 months, and with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding that Reset Date" will be replaced with "on that day" and that the expression "Calculation Agent" shall mean "Nomura International plc"

"**Rate Cut Off Date**" means the day which is the fifth (5) TARGET Settlement Day prior to the Interest Payment Date for the relevant Interest Period

"**TARGET Settlement Day**" means a day on which the TARGET System is open

"**Calculation Agent**" means Nomura International plc

"**Interest Period**" means the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next successive Interest Payment Date

"**Upper Barrier**" means, with respect to the relevant Interest Period, the rate as set out below:

For the Interest Period, ending on (but excluding) the Interest Payment Date falling on:	**Upper Barrier (%):**
20th August, 2006 and 20th February, 2007	3.50
20th August, 2007 and 20th February, 2008	3.75
20th August 2008 and 20th February, 2009	4.00
20th August, 2009 and 20th February, 2010	4.25
20th August, 2010 and 20th February, 2011	4.50
20th August, 2011 and 20th February, 2012	4.80

"**Day Count Fraction**" means Act/Act

(ii)	Interest Payment Date(s):	Interest on the Instruments shall be payable semi-annually in arrear on 20th February and 20th August in each year, from and including 20th August, 2006 to and including the Maturity Date
(iii)	Fixed Coupon Amount(s):	Not Applicable
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Act/Act (unadjusted)
(vi)	Determination Dates:	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	20th February and 20th August in each year from and including 20th August, 2006 to and including 20th August, 2011
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of such intention to redeem not less than 5 TARGET Settlement and London Business Days (as defined below) prior to the relevant Optional Redemption Date in accordance with Condition 20. Any notice given to Euroclear and/or Clearstream, Luxembourg in accordance with Condition 20 shall be deemed to have been given to the Instrument holder on the day on which that notice is given to Euroclear and/or Clearstream, Luxembourg **"London Business Day"** means a day on which commercial banks and foreign exchange markets settle payments generally in London **"TARGET Settlement Day"** means a day

		on which the TARGET System is operating
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London Business and TARGET Settlement Day
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name of Dealer:	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
34.		Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from the Issue Date.
(iii) Estimate of total expenses related to admission to trading	EUR 2,500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 6,130,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

5. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. **INDEX-LINKED OR OTHER VARIABLE-LINKED INSTRUMENTS ONLY – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **DUAL CURRENCY INSTRUMENTS ONLY – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0243305165
Common Code:	024330516
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 20 February 2006

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 80,000,000 Floating Rate Instruments due 22 February 2007
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK PLC
2.	Series Number:	944
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 80,000,000
5.	Issue Price:	100 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 100,000
7.	(i) Issue Date:	22 February 2006
	(ii) Interest Commencement Date:	22 March 2006
8.	Maturity Date:	22 February 2007
9.	Interest Basis:	1-Month EURIBOR minus 0.04 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

13.	(i) Status of the Instruments:	Senior, unsecured
	(ii) Date Board approval of issuance of Instruments obtained	Not applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Not Applicable
16.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)	Monthly, subject to adjustment with the Business Day Convention specified in 16 (iii) below, interest payable in arrear
	(ii)	Specified Interest Payment Dates:	22 March 2006, 22 April 2006, 22 May 2006, 22 June 2006, 22 July 2006, 22 August 2006, 22 September 2006, 22 October 2006, 22 November 2006, 22 December 2006, 22 January 2007 and 22 February 2007, in each case subject to adjustment with the Business Day Convention specified in 16 (iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
		– Reference Rate:	1-Month EURIBOR
		– Interest Determination Date(s):	Second TARGET Business Day prior to the commencement of the relevant Interest Period
		– Relevant Screen Page:	Telerate Page 248
	(viii)	ISDA Determination:	
		– Floating Rate Option:	Not Applicable

		– Designated Maturity:	Not Applicable
		– Reset Date:	Not Applicable
	(ix)	Margin(s):	minus 0.04 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 100,000 per Instrument of EUR 100,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of [Subscription] Agreement:	Not Applicable

	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London, EC2N 2DB
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	London Stock Exchange plc's Gilt Edged and Fixed Interest Market
(ii) Admission to trading:	Application has been made for the Instruments to the UK Listing Authority for the Notes to be admitted to the Official List and to be admitted to trading on London Stock Exchange plc's Gilt Edged and Fixed Interest Market with effect from 22 February 2006

2. **RATINGS**

Ratings:	The Instruments to be issued have been rated: Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmarktaufsicht (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 80,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from Telerate.

7. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0244596168
Common Code:	024459616

German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Euro Medium Term Note Trading

Global Markets

1YR EUR DENOMINATED FLOATING RATE NOTE



Terms and Conditions — Thursday, February 09, 2006

MTN 746.

ISIN: XS0244596168
COMM: 024459616
Series: 944.

Terms of the Notes

Issuer	:	DePfa Bank plc
Form of Debt	:	Senior, unsecured
Issuer Rating	:	AA- (S&P), Aa3 neg watch (Moody's)
Dealer	:	Deutsche Bank AG, London
Nominal Amount	:	EUR 80,000,000
Issue Price	:	100.00 %
Purchase Price	:	100.00 %
Net Proceeds	:	EUR 80,000,000
Trade Date	:	9 February 2006
Issue Date	:	22 February 2006
Maturity Date	:	22 February 2007
Coupon	:	1 month EURIBOR – 0.04 % (Actual/360, Adjusted)
Payment Dates	:	Monthly on 22nd each month. Modified Following.
Redemption	:	100.00 %
Business Days	:	TARGET
Listing	:	London *Note: Dealer makes upfront swap payment to Issuer to cover listing fee.*
Denominations	:	EUR 100,000
ISIN	:	TBD
Settlement	:	Euroclear Account 91255 Against payment
Calculation Agent	:	IPA
Documentation	:	EMTN Programme
EU Prospectus Directive Disclaimer		

Deutsche Bank AG, London hereby confirms, agrees and represents to DEPFA BANK plc that, as further described in the Selling Restrictions of the Issuer's EMTN Programme of 1st July 2005 for the issue of Instruments and/or ACS Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of November 4th 2003 (the "Prospectus Directive") due to one or more of the following exemptions:

□ In accordance with Article 3.2. (a) / any and all offerings of the Instruments have been and will be addressed, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive);

□ In accordance with Article 3.2. (b) / any and all offerings of the Instruments have been and will be addressed to fewer than 100 natural or legal persons per Member State, other than Qualified Investors (as defined in the Prospectus Directive);

□ In accordance with Article 3.2. (c) / any and all offerings of the Instruments have been and will be made for a total consideration of at least EURO 50,000 (or equivalent) per investor, for each separate offer.

□ In accordance with Article 3.2. (d) / the denominations of the Instruments are greater or equal to EURO 50,000 (or equivalent).

Wolohan, Carol

From: Haughey, Niamh
Sent: 09 February 2006 16:03
To: MTN Executions
Subject: MTN 746

Good afternoon all,

Please find attached new t/s for MTN for plc. London Listing please. Can you please set up bond definition?

MTN_746.doc (97 KB)

Thanks and regards
Niamh

Niamh Haughey
Capital Markets
DEPFA BANK plc
1 Commons Street
Dublin 1

Phone +353 1 792 2017
Email: niamh.haughey@depfa.com

Rappa, Mariana

From: Sevilla, Gladys
Sent: 12 September 2006 11:21
To: Rappa, Mariana
Cc: CRM Madrid; CTM Madrid; Fernando Navarro Coderque
Subject: FW: contrato definitivo

D3contratoDEPFA.2006bis.sólo.d... Orden.bocm.pdf (62 KB)

Mariana,

Por favor dame el OK para que pueda firmar José Manuel
Debo, ¿me puedes confirmar que nos anotan los 30 millones a nosotros???

Gracias!!

-----Original Message-----
From: MUÑOZ REGUEIRA, FRANCISCO JAVIER [mailto:francisco.javier.munoz@madrid.org]
Sent: martes, 12 de septiembre de 2006 12:17
To: Sevilla, Gladys
Cc: ROMERO DE AVILA TORRIJOS, M. JESUS; GARCIA LUCAS, ROSA; GONZALEZ BLASCO, JUAN
Subject: contrato definitivo

Ok.
Gladys, te paso el contrato definitivo (y la Orden de la Consejera). Si estáis de acuerdo, podéis ir firmandolo y nos lo remitis por duplicado por mensajero (por favor, imprime en color, en folios en blanco, visar todas las hojas y firma completa en la última). Esta tarde o mañana lo pasamos a firma de la Consejera.
Acuerdate de decirnos a quién le anotamos los títulos en el mercado primario (¿a vosotros los 300m?). saludos

Francisco Javier Muñoz Regueira
Asesor Técnico
Dirección General de Política Financiera y Tesorería Consejería de Hacienda de la Comunidad de Madrid francisco.javier.munoz@madrid.org
<mailto:francisco.javier.munoz@madrid.org>
Tf.- 91 5803057
Fax.- 91 4205917
Plaza de Chamberí 8 28010 Madrid

De: Sevilla, Gladys [mailto:Gladys.Sevilla@DePfa.com] Enviado el: mar 12/09/2006 11:37
Para: MUÑOZ REGUEIRA, FRANCISCO JAVIER
Asunto: RE: cuenta

Mejor pagar la comisión a la cuenta del citi Es que así ya no tenemos que cambiar más del contato

Gracias y saludos,
Gladys

-----Original Message-----
From: MUÑOZ REGUEIRA, FRANCISCO JAVIER [mailto:francisco.javier.munoz@madrid.org]
Sent: martes, 12 de septiembre de 2006 11:35
To: Sevilla, Gladys
Subject: cuenta

Gladys:
Juan I. López me dice que sí que tenéis cuenta de valores y de efectivo en el BDE (Depfa bank plc.). Por cierto, podríamos pagar la comisión a esa cuenta de efectivo. saludos

Francisco Javier Muñoz Regueira
Asesor Técnico
Dirección General de Política Financiera y Tesorería Consejería de Hacienda de la Comunidad de Madrid francisco.javier.munoz@madrid.org
<mailto:francisco.javier.munoz@madrid.org>
Tf.- 91 5803057
Fax.- 91 4205917
Plaza de Chamberí 8 28010 Madrid

Draft, dated 15 March 2006

FINAL TERMS FOR INSTRUMENTS

Final Terms dated 29 March 2006

DEPFA BANK plc

Issue of EUR 50,000,000 Single-Callable Instruments due 31 March 2010
under the EUR 25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 01 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	955
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 50,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	31 March 2006
	(ii)	Interest Commencement Date	31 March 2006
8.	Maturity Date:		31 March 2010
9.	Interest Basis:		**3.50 per cent.** per annum from 31 March 2006 to 30 March 2008 (each inclusive); **3.70 per cent.** per annum from 31 March 2008 to 30 March 2010 (each inclusive).
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	As set out in item 9.
12.	Call Options:	Issuer Call (further particulars specified below)
13. (i)	Status of the Instruments:	Senior, Unsubordinated, Unsecured
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
(i)	Rate(s) of Interest:	**3.50 per cent.** per annum from 31 March 2006 to 30 March 2008 (each inclusive); **3.70 per cent.** per annum from 31 March 2008 to 30 March 2010 (each inclusive) payable annually in arrear.
(ii)	Interest Payment Date(s):	31 March in each year in accordance with Following Business Day Convention. (unadjusted) Business Day means a day on which TARGET and the Clearing System are open.
(iii)	Fixed Coupon Amount(s):	EUR 1,750 per EUR 50,000 in Nominal Amount on 31 March of the years 2007 and 2008. EUR 1,850 per EUR 50,000 in Nominal Amount on 31 March of the years 2009 and 2010.
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Actual/Actual (ICMA Rule 251)
(vi)	Determination Dates:	31 March
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable

18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Dates:	31 March 2008
	(ii)	Optional Redemption Amount(s) of eachInstrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	Not less than 5 TARGET Business Days in advance
21.	**Put Option**		Not Applicable.
22.	**Final Redemption Amount of each Instrument**		EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount** Early Redemption Amount of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		EUR 50,000 per Instrument of EUR 50,000 specified denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main Germany
34.		Total commission and concession:	Not Applicable

35. Additional selling restrictions: TEFRA C

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Frankfurt Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on 29 March 2006 with effect from 31 March 2006.
(iii) Estimate of total expenses related to the admission to trading:	EUR 2,500

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

The Irish Financial Regulator has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsicht (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	EUR 50,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Not Applicable

6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable

7. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND

ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	DE000A0GPK56
Common Code:	024767744
German Securities Code (WKN):	A0GPK5
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main
Delivery:	Delivery against payment
German Fiscal Agent:	Deutsche Bank Aktiengesellschaft
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR 25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

DEPFA
Attn.: Mrs. Carol Wolohan

Legal Department

1 Commons Street
IRL-Dublin 1

Republic of Ireland

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank
BANK Platz der Republik
60265 Frankfurt am Main

Phone: +49 69 7447-01
Fax: +49 69 7447-1685
mail@dzbank.de
www.dzbank.de

André Rogalski
Fixed Income
F/FIAD

DisplayTex90542
Displ.3435
andre.rogalski@dzbank.de

29 March 2006

DEPFA BANK plc, Dublin, Republic of Ireland

EUR 50,000,000 Single-Callable Instruments due 31 March 2010 (the "Instruments")

Issued pursuant to the Issuer's Euro 25,000,000,000 Programme for the Issuance of Debt Instruments

WKN: A0GPK5 // ISIN: DE000A0GPK56 // CC: 024767744

Dear Mrs. Wolohan,

We are pleased to advise you that the net proceeds of the above mentioned Notes in the amount of **EUR 50,000,000.00** are calculated as follows:

EUR 50,000,000 at the Purchase Price
of 100.00 per cent: **EUR 50,000,000.00**

Subject to the signing of the Final Terms, on the Issue Date, 31 March 2006 we will, according to your payment instruction, credit the net proceeds of these Notes to the account no. 8514 with Clearstream Banking AG, Frankfurt am Main, of the Fiscal Agent Deutsche Bank AG, Frankfurt Branch against delivery of the Notes to the account no. 7160 of dwp bank, as provider of DZ BANK AG, with Clearstream Banking AG, Frankfurt am Main.

Yours faithfully,
DZ BANK AG

Engel Heimann

CC: Deutsche Bank AG, Frankfurt as Fiscal Agent

DEPFA BANK raises dividend by 47% - Net profit of € 475 m in 2005, important changes in Management -

Press and Investor Relations Release

Dublin/Frankfurt, 14 February 2006.

DEPFA BANK plc today released its preliminary full year 2005 results. The net profit of € 475 m for the full year is 11% below the previous year's level which was enhanced by a one-time net profit of € 50 m. Investments in new products and the expansion of the regional presence were a prominent feature of 2005. Dividend will be raised from 17 to 25 cents per share (+47%). Segment reports are published for the first time. Business is divided into Budget Finance, Infrastructure Finance, Client Product Services (CPS) and Global Markets. In 2005 Budget Finance advanced to € 351 m (+18%) while Global Markets declined to € 316 m (-29%). For the segments Budget Finance, Infrastructure Finance and Client Product Services DEPFA expects double-digit growth-rates in 2006. Overall a net return on equity of 20-25% is targeted. DEPFA has established a new Risk Committee of the Board of Directors, which is headed by Thomas Kolbeck who is stepping down from his position as Deputy CEO. Matthias Mosler has taken over as Deputy CEO. Rolf Hengsteler, Member of the Executive Committee, has become the Chief Risk Officer (CRO) of the Group.

Total revenues in the **fourth quarter of 2005** reached € 178 m. A very positive development was the net interest income result in the final quarter which totalled € 116 m and thus proved to be the best quarter in the year. Net commission income reached € 6 m, which also signified progress against each of the first three quarters of the year as well as against the final quarter of 2004. The negative trading result of € 4 m in the final quarter was disappointing. Income from sale of assets totalled € 60 m. The strong result from the comparative period of 2004 of € 179 m has to be seen in the context of the sale process of the Pfandbriefbank in which a portion of unrealised reserves in the loan portfolio of € 85 m was realised as a preparatory measure. Administrative expenditure of € 57 m was slightly above the trend of the first three quarters of the year. Impairment losses of € 3 m were booked in Q4, relating to a specific provision of € 3 m on an infrastructure financing loan in Germany. After deduction of taxes totalling € 20 m the net profit for the 4th quarter amounted to € 98 m.

In **full year 2005** total revenues stood at € 814 m which corresponds to a small decline of 2.7% over the previous year. Net interest income of € 422 m improved only marginally compared to the previous year even though the financing volume grew by 16.5 %. One reason for this was the considerable amount of high-margin bonds and loans that were placed in the secondary markets, which on the one hand led to a strong income from sale of assets result but on the other hand put pressure on income derived from interest bearing assets. In light of the further narrowing of credit spreads over the past year this was a perfectly sound, market-based strategy. Two other main reasons for the underproportionate increase in net interest income were short positions in the Emerging Markets trading which led to considerable carry costs as well as a flattening of the yield curve.

Net commission income increased by € 1 m to € 20 m; this item includes income from liquidity facilities in the US, fees from arranging and structuring loans as well as from advisory services. The trading loss of € 115 m arose largely as a result of written options and could be more than offset by gains from the sale of assets, which reached € 480 m. Total expenditure rose by 18.1% to € 215 m over the previous year due to investments in new products and regions and primarily reflects higher staff levels. These investments will already be helping to engineer a marked contribution to revenues of the bank in the current financial year. The cost income ratio stood at 26.5%.

The following describes each of the individual **new segments** of DEPFA in more detail:

The **Budget Finance** segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The bank does not take any interest rate risks within this segment. The segment therefore includes only the interest income from business with borrowers of high quality and profits from sale of assets as a result of portfolio optimisation. Net interest income grew by € 26 m or 9.2% in 2005 and represents 73% of total net interest income. Non interest revenues are mainly a result of optimizing the overall portfolio. In 2005 DEPFA could further capitalise on its market leadership in its markets. New commitments reached another new record of € 90 bn; the public finance volume amounted to € 186 bn at end-December 2005. DEPFA sees the most promising growth potential in the new EU accession countries where its presence since the mid-1990s and now well developed client relationships are bearing fruit. A further growth market is the United States: DEPFA's public finance business has grown rapidly and after only two and a half years volume stood at € 27.6 bn. Income before taxes in the Budget Finance segment totalled € 351 m in 2005, up 17.8%. DEPFA anticipates that two-digit growth in the pre-tax profit line will continue into 2006.

Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings. Given general pressure on public finances and performance the Public Private Partnership model is becoming increasingly popular and is proving to be one of the growth drivers of DEPFA. In 2005 DEPFA closed 21 transactions, helping to increase the volume of commitments to € 2.9 bn. Apart from the established markets in the UK and Southern Europe increasing opportunities beckon in Japan, France, Central and Eastern Europe as well as in the burgeoning United States market where DEPFA is well positioned. As with the Budget Finance segment Infrastructure Finance does not contain any interest rate risks. Due to a provision of € 3 m income before taxes fell to € 8 m (from € 14 m in the previous year). DEPFA expects this segment to post a significant increase in profits in 2006.

Client Product Services was established in 2005 and has been progressively strengthened throughout the year. This area of business comprises various forms of balance sheet financing as well as off-balance sheet products and services that provide a special added value for the client. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services. An additional product that will be marketed from this year onwards is Guaranteed Investment

Contracts (GICs), which are specific to the U.S. market. Considerable investments have been made in this segment and initial results are very encouraging. Total revenues amounted to € 22 m and income before taxes showed a small profit of € 6 m. DEPFA expects this segment to show the highest profit growth rates in the years to come.

Global Markets consists of DEPFA´s loan and bond books with some kind of market positioning and the Group´s trading activities that benefit from the knowledge DEPFA gains in its core businesses. These activities provide an additional source of profits and are a means of optimising revenues. In addition, DEPFA is increasingly trading Credit Default Swaps that are generated from its client base. Results from trading activities fell well short of the company's expectations in 2005. Set against this, profits from the placement and sales of assets were very healthy as DEPFA took full advantage of falling interest rates and narrowing credit spreads.

Besides consolidation items the **Corporate Centre** of DEPFA contains overhead costs, project costs as well as the residual property portfolio of the Pfandbriefbank. The segment recorded a deficit of € 85 m before taxes. (vs. € -96 m in 2004).

The high growth rates of recent years have made DEPFA into a major player in the international capital markets. DEPFA's stature in the markets and scale of its activities have grown to such an extent that appropriate structural improvements in its **risk governance** framework were made. A Risk Committee of the Board has been established to monitor all relevant risk areas.

Thomas Kolbeck has stepped down from his position as Deputy CEO and is taking on the task of chairing the Risk Committee as a non-executive Director. The Board of Directors of DEPFA BANK would expressly like to thank Thomas Kolbeck for his outstanding contribution over the past nine years in the main executive decision-making bodies of DEPFA where he has been a driving force behind the bank's emergence as one of the world's leading banks for public finance. His name is synonymous with the build-up of Investment Banking and Infrastructure Finance as well as with the strategic positioning of the bank after it became a specialist public finance institution in 2002. As Vice-Chairman Thomas Kolbeck will continue to serve the bank in a senior capacity.

The new Deputy CEO is **Matthias Mosler**, who has been a member of the Executive Committee of DEPFA since October 2005 and is responsible for the areas of Infrastructure Finance and Client Relationship Management.

The Risk Controlling Structure on the Executive side is strengthened by the creation of the new position of a Chief Risk Officer, responsible for monitoring all the Group's risks. **Rolf Hengsteler**, Member of the Executive Committee, has taken up this function.

INTERIM REPORT

Interim Group Accounts
as at 31 March

2006

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Profit before tax by segment

Budget Finance (€ m)



03/2006
03/2005
131
84
0 15 30 45 60 75 90 105 120 135

Infrastructure Finance (€ m)



03/2006
03/2005
4
3
0 15 30 45 60 75 90 105 120 135

Client Product Services (€ m)



03/2006
03/2005
19
1
0 15 30 45 60 75 90 105 120 135

Global Markets (€ m)



03/2006
03/2005
40
65
0 15 30 45 60 75 90 105 120 135

Net income and ROE after tax - Group



€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
29.4
32.9
22.7
22.6
370
540
475
134
2003
2004
2005
03/2006
© DEPFA BANK

* 2003 according to US-GAAP

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B-	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, B-	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group figures

	Q1 2006 € m	Q1 2005 € m	Change € m	Change %
Earnings				
Net interest Income	107	110	-3	-2.7%
Net fee and commission income	5	4	1	25.0%
Net trading income	62	45	17	37.8%
Gains less losses from financial assets	70	35	35	100.0%
Other operating income	-	3	-3	-100.0%
Total operating income	**244**	**197**	**47**	**23.9%**
Operating expenses	-58	-53	-5	9.4%
of which personnel expenditure	-37	-36	-1	2.8%
of which other administrative expenditure	-18	-15	-3	20.0%
of which depreciation and amortistisation	-2	-2	-	0.0%
of which other expenditure	-1	-	-1	
Profit before taxation	**186**	**144**	**42**	**29.2%**
Taxation	-52	-25	-27	108.0%
Profit for the period	**134**	**119**	**15**	**12.6%**
Balance sheet items	**31.03.2006**	**31.12.2005**		
Public finance volume (incl. public sector related)	205,677	202,970	2,707	1.3%
of which drawn	183,169	181,499	1,670	0.9%
of which undrawn	22,508	21,471	1,037	4.8%
Outstanding securities	106,229	103,014	3,215	3.1%
Shareholders' capital	2,433	2,304	129	5.6%
Total assets	221,613	228,630	-7,017	-3.1%
Key ratios	**Q1 2006**	**Q1 2005**		
Cost/income ratio	23.8%	26.9%		
Earnings per share €	0.39	0.35		
RoE after taxes	22.6%	24.7%		

Contents

Letter to Shareholders

Dear Shareholders,

With a net profit of € 134 m (up 13% year-on-year) in the first quarter of 2006 DEPFA BANK achieved the best quarterly result ever. This corresponds to a return on equity of 23% after tax. The net profit in the first quarter was achieved largely on the back of a significant increase in total operating income, which rose 24%. Net interest income fell modestly by 3% to € 107 m, due to a lower contribution from Global Markets activities. Net fee and commission income, whose scope has been narrowed down considerably under IFRS, rose slightly y-o-y to € 5 m and relate principally to income from liquidity facilities in the US.

The trading result of € 62 m is up 38% y-o-y. Total expenditure rose by 9% to € 58 m due primarily to the higher costs of a bigger workforce that has grown more than 20% in the past year. The cost-income ratio fell to 24% from 27% in the first quarter of 2005. Profit before taxes totalled € 186 m, an increase of 29% y-o-y.

The good start into the current financial year is based on strong client business in all regions and products. We will continue to pursue our two key strategic objectives in 2006: expanding into carefully selected regions whilst building the product range with a particular focus on our clients' needs. The results of the first quarter 2006 are already demonstrating a clear shift towards client driven revenues. Whereas Budget Finance, Infrastructure Finance and Client Product Services contributed to 59% of total operating income in 2005, this portion went up to 79% in Q1 2006.

On 13 February Thomas Kolbeck stepped down from his position as Deputy CEO and has taken on the task of chairing the Risk Committee as a non-executive Director. The new Deputy CEO is Matthias Mosler, who has been a member of the Executive Committee of DEPFA since October 2005 and is responsible for Client Relationship Management. The Risk Controlling Structure on the Executive side has been strengthened by the creation of the new position of a Chief Risk Officer, responsible for monitoring all the Group's risks. Rolf Hengsteler, Member of the Executive Committee, has taken up this function. Paul Leatherdale who has built our Infrastructure Finance business since 1999 became a member of the Executive Committee on the 21st of April this year.

Budget Finance

The Budget Finance segment comprises lending activities of DEPFA to public sector authorities. The operating income from this area is derived from a high grade portfolio of sovereign and sub-sovereign bonds and loans that are insulated from interest rate risk. Net interest income amounted to € 86 m in the first quarter, a 21% rise y-o-y. Non-interest revenues increased to € 69 m, as the bank optimised the return from its vast portfolio of assets.

New commitments amounted to € 13 bn in the first quarter, and the public finance volume (drawn and undrawn) amounted to € 201 bn at the end of the quarter. DEPFA has been able to tap into continued strong appetite for borrowing in its core European market. The fastest growth in our

budget financing activities continues to be in the United States and in the space of just over two years its share of the Group's total financing volume has risen to 15%. An increase in capacity in the main New York branch as well as in San Francisco and Chicago, is helping to sustain momentum in the acquisition of new business, which divides evenly between municipal bond financing and the provision of standby liquidity facilities. Investments in a variety of new product areas are also providing an additional route into lending opportunities with existing and new clients.

Profit before taxes in the Budget Finance segment totalled € 131 m at the end of the first quarter, up 56% y-o-y.

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	86	71	15	21%
Non-interest revenues	69	35	34	97%
Net operating income before impairment losses	**155**	**106**	**49**	46%
Operating expenses	**-24**	**-22**	**-2**	9%
Profit before income tax	**131**	**84**	**47**	56%
Key balance sheet items				
Financing volume (on-balance sheet)	166,913	144,763	22,150	15%
Financing volume (off-balance sheet)	21,094	13,042	8,052	62%
Average equity	1,326	994	332	33%
Key balance sheet items				
Cost income ratio	15%	21%		
ROE	40%	34%		

Infrastructure Finance

Infrastructure Finance comprises the financing of infrastructure projects, in particular involving arrangements between the public and private sector and together with budget financing lending contributes to the sizeable block of locked-in revenues of the bank. After a necessary build-up phase revenues in this segment are beginning to reflect greater success in securing arranger mandates. Total operating income amounted to € 8 m in the first quarter 2006, up 33% y-o-y. The volume of commitments reached € 3.4 bn, but more importantly, given that the bank sells down a significant portion of business it originates, DEPFA closed 6 transactions in the first quarter, which compares well against 21 in 2005.

The most important growth area also for this segment is North America. A PPP transaction that was closed in the first quarter was for the 'Golden Ears' Bridge project in Vancouver, Canada with a value of CAD 1.1 bn in which DEPFA acted as joint lead arranger. This is the biggest green-field PPP project in Canada to date.

Profit before taxes in the Infrastructure Finance segment totalled € 4 m.

€ m	Q1 2006	Q1 2005	Change
Net interest income	6	5	1
Non-interest revenues	2	1	1
Net operating income before impairment losses	**8**	**6**	**2**
Operating expenses	**-4**	**-3**	**-1**
Profit before income tax	**4**	**3**	**1**
Key balance sheet items			
Financing volume (on-balance sheet)	1,986	1,660	326
Financing volume (off-balance sheet)	1,414	741	673
Average equity	138	109	29
Key balance sheet items			
Cost income ratio	50%	50%	
ROE	12%	11%	

Client Product Services

Client Product Services encompasses products and structured transactions that provide an added value for our clients. In particular, the bank has developed competencies in derivative products, structured transactions, securitisation and advisory, creating a much wider net from which to capture ancillary business that flows from the bank's lending transactions as well as generating completely new opportunities.

The first quarter marked an important breakthrough in this segment's profitability; total operating income amounted to € 25 m, representing a significant improvement against the previous quarter Q4 2005 (€ 8 m).

All the individual businesses performed well. The bank's interest rate specialists have teamed up with the lending side to arrange a number of deal-driven as well as stand-alone swap transactions for clients. Contributions from products that are at an earlier stage in their development such as

the securitisation of receivables, the structuring of Collateralised Debt Obligations (CDO's) and the Guaranteed Investment Contract (GIC) business have been encouraging.

Profit before taxes in the Client Product Services segment totalled € 19 m.

€ m	Q1 2006	Q1 2005	Change
Net interest income	-2	-	-2
Non-interest revenues	27	4	23
Net operating income before impairment losses	**25**	**4**	**21**
Operating expenses	**-6**	**-3**	**-3**
Profit before income tax	**19**	**1**	**18**
Key balance sheet items			
Financing volume (on-balance sheet)	-	-	-
Financing volume (off-balance sheet)	-	-	-
Average equity	22	9	13
Key balance sheet items			
Cost income ratio	24%	75%	

Global Markets

This segment consists of market activities in which a portion of the public sector assets are deployed with a view to taking advantage of movements in interest rates and credit spreads. In addition, this segment includes bond trading and Credit Default Swap activities based on the bank's insights as a specialist lender in the sovereign and sub-sovereign sector. As anticipated, total operating income declined in the first quarter, revenues went down by 36% y-o-y to € 48 m. The reason for the clear fall in revenues in the first quarter compared to the average quarterly level in 2005 was due to a changed market environment that has seen interest rates rising.

Revenues have in the past two years been skewed towards asset sales due to low interest rate and credit spread levels, allowing DEPFA to make significant profits from gains in valuation of assets, which in turn has helped the bank strengthen its equity base.

Profit before taxes in the Global Markets segment totalled € 40 m.

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	22	32	-10	-31%
Non-interest revenues	26	43	-17	-40%
Net operating income before impairment losses	**48**	**75**	**-27**	-36%
Operating expenses	**-8**	**-10**	**2**	-20%
Profit before income tax	**40**	**65**	**-25**	-38%
Key balance sheet items				
Financing volume (on-balance sheet)	11,248	8,911	2,337	26%
Financing volume (off-balance sheet)	-	-	-	-
Average equity	768	453	315	70%
Key balance sheet items				
Cost income ratio	17%	13%		
ROE	21%	57%		

Corporate Centre

Besides consolidation items the Corporate Centre of DEPFA contains overhead costs, project costs as well as the residual property portfolio of the Pfandbriefbank. The segment recorded a deficit of € 8 m before taxes (vs. € -9 m in Q1 2005).

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	-5	2	-7	
Non-interest revenues	13	4	9	225%
Net operating income before impairment losses	**8**	**6**	**2**	33%
Operating expenses	**-16**	**-15**	**-1**	7%
Profit before income tax	**-8**	**9**	**1**	-11%
Key balance sheet items				
Financing volume (on-balance sheet)	5,252	8,690	-3,438	-40%
Financing volume (off-balance sheet)	-	-	-	-
Average equity	115	366	-251	-69%

Interim financial information
as at 31 March 2006

Consolidated income statement	Note	Period ended 31 March	
		2006 € m	2005 € m
Interest and similar income	1	2,044	1,789
Interest expense and similar charges	1	-1,937	-1,679
Net interest income		**107**	**110**
Fee and commission income	2	8	6
Fee and commission expense	2	-3	-2
Net fee and commission income		**5**	**4**
Net trading income	3	62	45
Gains less losses from financial assets		70	35
Other operating income		-	3
Total operating income		**244**	**197**
Operating expenses	4	-58	-53
Net operating profit before impairment losses		**186**	**144**
Impairment losses on loans and advances		-	-
Profit before taxation		**186**	**144**
Taxation		-52	-25
Profit for the period attributable to the equity holders of the company		**134**	**119**
Earnings per share attributable to the equity holders of the Company (expressed in € per share):			
– basic		0.39	0.35
– diluted		0.39	0.35

Consolidated balance sheet

	Note	31.03.2006 € m	31.12.2005 € m
ASSETS			
Cash and balances with central banks		1,637	1,457
Treasury bills and other eligible bills		-	1
Loans and advances to banks	5	36,946	42,870
Trading securities		185	210
Derivative financial instruments	6	6,704	8,147
Other financial assets at fair value through profit or loss		598	586
Loans and advances to customers	7	120,509	116,437
Investment securities – available-for-sale		54,873	58,776
Intangible assets		54	55
Property, plant and equipment		22	24
Deferred taxation		82	52
Other assets		3	15
Total assets		**221,613**	**228,630**
LIABILITIES			
Deposits from banks	9	65,244	67,023
Other deposits		26,806	29,779
Derivative financial instruments and other trading liabilities	6	13,461	17,541
Due to customers	10	9,519	7,672
Debt securities in issue	11	101,638	101,612
Other borrowed funds	12	2,164	2,378
Other liabilities		72	97
Current tax liabilities		93	51
Deferred tax liabilities		124	110
Retirement benefit obligations		59	63
Total liabilities		**219,180**	**226,326**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,075	940
Other reserves		110	116
Total equity		**2,433**	**2,304**
Total equity and liabilities		**221,613**	**228,630**

Group statement of changes in shareholder's equity of DEPFA BANK plc

€m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/ losses on cash flow hedges	Other reserves: unrealised gains/ losses on available for sale securities	Total equity 2006	Total equity 2005
Balance at 1 January	**106**	**1,142**	**940**	**2**	**114**	**2,304**	**1,884**
Profit for the period	-	-	134	-	-	134	119
Net change in available for sale investments, net of tax	-	-	-	-	-6	-6	27
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	1
Total recognised profit	**-**	**-**	**134**	**-**	**-6**	**128**	**147**
Purchase of own shares	-	-	-9	-	-	-9	-45
Share based payments	-	-	10	-	-	10	9
Acquisition of minority interest	-	-	-	-	-	-	-9
Balance at 31 March	**106**	**1,142**	**1,075**	**2**	**108**	**2,433**	**1,986**

Consolidated cash flow statement of DEPFA BANK plc

	2006	2005
Cashflow from operating activities	-2,135	-1,815
Cashflow from investing activities	-1	-32
Cashflow from financing activities	-229	-45
Net increase/(decrease) in cash and cash equivalents	-2,365	-1,892
Cash and cash equivalents as of 1 January	12,049	8,797
Effect of exchange rate changes on cash and cash equivalents	-20	7
Cash and cash equivalents as of 31 March	9,664	6,912

Quarterly performance of DEPFA BANK plc

	2006 € m	2005 € m			
	Q1	Q4	Q3	Q2	Q1
Net interest income	107	116	100	96	110
Net fee and commission income	5	6	5	5	4
Net trading income	62	-3	25	-181	45
Gains less losses from investment securities	70	60	93	292	35
Other operating income	-	-	-	4	3
Total operating income	**244**	**179**	**223**	**216**	**197**
Operating expenses	-58	-57	-53	-52	-53
of which personnel expenditure	-37	-33	-32	-31	-36
of which other administrative expenditure	-18	-20	-20	-17	-15
of which depreciation and amortisation	-2	-2	-2	-3	-2
of which other expenditure	-1	-2	1	-1	-
Net operating profit before impairment losses	**186**	**122**	**170**	**164**	**144**
Impairment losses on loans and advances	-	-3	-	-	-
Profit before taxation	**186**	**119**	**170**	**164**	**144**
Income tax expense	-52	-21	-38	-38	-25
Profit for the period	**134**	**98**	**132**	**126**	**119**

Basis of accounting

The consolidated annual financial statements of DEPFA group are prepared in accordance with International Financial Reporting Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2005 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

Notes to the Group balance sheet and income statement

1. Net interest income

	31.03.2006 € m	31.03.2005 € m
Interest income		
Loans and advances	1,448	1,029
Other lending business and money market transactions	131	213
Fixed income securities	465	547
	2,044	**1,789**
Interest expense		
Asset-covered bonds	-851	-746
Other debt securities	-118	-98
Borrowings	-37	-31
Subordinated debt	-28	-24
Other banking transactions	-903	-780
	-1,937	**-1,679**

2. Net fee and commission income

	31.03.2006 € m	31.03.2005 € m
Fee and commission income		
Commission income from liquidity facilities	5	3
Other fees	3	3
	8	**6**
Fee and commission expense		
Fees paid	-3	-2
	-3	**-2**

3. Net trading income

	31.03.2006 € m	31.03.2005 € m
Securities and derivatives held for trading	63	43
Foreign exchange transaction gains less losses	-1	2
	62	**45**

4. Operating expenses

	31.03.2006 € m	31.03.2005 € m
Staff costs	-37	-36
Administrative expenses	-18	-15
Depreciation	-2	-2
Other operating expenditure	-1	-
	-58	**-53**

5. Loans and advances to banks

	31.03.2006 € m	31.12.2005 € m
Public sector loans	20,812	22,166
Term deposits	3,760	5,002
Reverse repurchase agreements	4,087	4,414
Cash collateral	6,938	7,987
Other loans and advances	1,349	3,301
	36,946	**42,870**

6. Derivatives and other trading liabilities

	31.03.2006 Assets € m	31.03.2006 Liabilities € m	31.12.2005 Assets € m	31.12.2005 Liabilities € m
Derivatives				
Interest rate and currency swaps	6,480	12,295	8,011	16,358
Interest rate futures	1	8	1	-
Interest rate options purchased	1	-	-	-
Interest rate options written	-	2	-	-
Other interest rate derivative contracts	-	-	10	1
Foreign exchange contracts	110	67	80	59
Credit derivatives	111	81	44	11
Other derivatives	1	16	1	29
	6,704	**12,469**	**8,147**	**16,458**
Other trading liabilities				
Short positions	-	992	-	1,083
	6,704	**13,461**	**8,147**	**17,541**

7. Loans and advances to customers

	31.03.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	117,624	113,593
Term deposits	152	56
Reverse repurchase agreements	373	289
Property loans	2,261	2,434
Other loans and advances	125	91
	120,535	**116,463**
Allowances for losses on loans and advances (note 8)	-26	-26
	120,509	**116,437**

8. Impairment losses on loans and advances

	31.03.2006 € m	31.12.2005 € m
Opening balance	-26	-32
Impairment losses	-	-3
Loan transfers	-	9
Closing balance	**-26**	**-26**

The total allowance for losses on loans and advances is made up as follows:

	31.03.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	3	3
Property loans	23	23
	26	**26**

9. Deposits from banks

	31.03.2006 € m	31.12.2005 € m
Term deposits	16,981	16,664
Call deposits	1,376	2,027
Repurchase agreements	39,920	43,188
Other liabilities	6,967	5,144
	65,244	**67,023**

10. Due to customers

	31.03.2006 € m	31.12.2005 € m
Term deposits	3,730	3,753
Call deposits	60	120
Repurchase agreements	4,781	3,213
Other liabilities	948	586
	9,519	**7,672**

11. Debt securities in issue

	31.03.2006 € m	31.12.2005 € m
Public sector covered bonds	91,467	91,756
Other covered bonds	449	515
Other debt securities in issue	9,722	9,341
	101,638	**101,612**

12. Other borrowed funds

	31.03.2006 € m	31.12.2005 € m
Subordinated debt	1,209	1,422
Profit participation certificates	955	956
	2,164	**2,378**

13. Incentive compensation programme

At 31 March 2006, the Trust established to purchase shares under the Group incentive programme held 8,744,299 shares of DEPFA BANK plc at a cost of € 94 million. Compensation cost relating to the programme recognised in the income statement amounted to € 10 million.

14. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

	Q1 2006					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net interest income	86	6	-2	22	-5	107
Non interest revenues	69	2	27	26	13	137
Total revenues	**155**	**8**	**25**	**48**	**8**	**244**
Total expenditure	**-24**	**-4**	**-6**	**-8**	**-16**	**-58**
Impairment losses	-	-	-	-	-	-
Profit before tax	**131**	**4**	**19**	**40**	**-8**	**186**
Taxation						-52
Profit for the period						**134**

	Q1 2005					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net interest income	71	5	-	32	2	110
Non interest revenues	35	1	4	43	4	87
Total revenues	**106**	**6**	**4**	**75**	**6**	**197**
Total expenditure	**-22**	**-3**	**-3**	**-10**	**-15**	**-53**
Impairment losses	-	-	-	-	-	-
Profit before tax	**84**	**3**	**1**	**65**	**-9**	**144**
Taxation						-25
Profit for the period						**119**

15. Contingent liabilities and commitments

	31.03.06 € m	31.12.05 € m
Contingent liabilities for guarantees and indemnity agreements	25	29

	31.03.06 € m	31.12.05 € m
Loan commitments	22,508	21,473

Other details

New commitments

	31.03.06 € m	31.03.05 € m
Public sector finance	13,152	23,436
Public sector related	1,629	776
	14,781	**24,212**

Primary sales of debt securities including loans

	31.03.06 € m	31.03.05 € m
Public sector covered bonds	4,412	8,229
Other debt securities	756	1,003
Loans	325	559
	5,493	**9,791**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	31.03.06	31.03.05
Average number of employees	515	454

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital	31.03.06 € m	31.12.05 € m
Core capital (Tier I)	2,765	2,976
Supplementary (Tier II)	1,350	1,104
Total regulatory capital	**4,115**	**4,080**

Capital adequacy ratios	31.03.06	31.12.05
BIS Risk weighted assets (€ m)	25,607	24,081
Core capital ratio (Tier I)	10.8%	12.4%
Total capital ratio (Tier I and Tier II)	16.1%	16.9%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

Management



Gerhard Bruckermann *(Chairman & CEO)*

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Matthias Mosler *(Deputy CEO)*

Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Infrastructure Finance and Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



Reinhard Grzesik *(CFO)*

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Group Risk Control and IT.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley.

As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki.

As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Copenhagen Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Monte Esquinza, 30 4th floor
28010 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
1, rue Saint Georges
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698
Rome Branch
Via di Torre Argentinia n.21
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-6241, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Warsaw Representative Office
ul. Ksiaceca 4
00-498 Warsaw, Poland
Phone +48 22 537-7600, Fax +48 22 537-7601

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Finance N.V.
Herengracht 450
1017 CA Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
22 May 2006	Final Terms for the series 975 issue of EUR 10,000,000 Fixed Rate Notes due 22 May 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0255564881)

FILINGS WITH THE LUXEMBOURG STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
23 June 2006	Final Terms for the series 988 issue of EUR 100,000,000 Fixed Rate Notes due 23 June 2008 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0258704252)

FILINGS WITH THE COPENHAGEN STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
29 June 2006	Final Terms for the series 887 (tranche 2) issue of DKK 500,000,000 Fixed Rate Notes due 1 January 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DK0030009824)
30 June 2006	Final Terms for the series 994 issue of DKK 275,000,000 Fixed Rate Notes due 30 June 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0259399300)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2005

Date	***Document***
April 2005	Annual Report of 2005

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	***Document***
27 April 2006	Press Release
28 April 2006	Press Release
28 April 2006	Press Release

FINAL TERMS FOR INSTRUMENTS

Final Terms dated 18 May 2006

DEPFA BANK plc

Issue of EUR 10,000,000 3.65 per cent. Instruments due 22 May 2009
under the EUR 25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 01 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus the supplemental Prospectus are available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.		Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	975
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 10,000,000
5.	Issue Price:		99.803 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	22 May 2006
	(ii)	Interest Commencement Date	22 May 2006
8.	Maturity Date:		22 May 2009
9.	Interest Basis:		3.65 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Call Options:		None
13.	(i)	Status of the Instruments:	Senior, Unsubordinated, Unsecured
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.65 per cent. per annum, payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year in accordance with Following Business Day Convention. (unadjusted) Business Day means a day on which TARGET and the Clearing System are open.
	(iii)	Fixed Coupon Amount(s):	EUR 1,825 per EUR 50,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA Rule 251)
	(vi)	Determination Dates:	22 May
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**		Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/ other variable-linked interest Instrument Provisions**		Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable.
22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount** Early Redemption Amount of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 50,000 per Instrument of EUR 50,000 specified denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable

28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main Germany
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	TEFRA D

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on 22 May 2006 with effect from 22 May 2006.
(iii) Estimate of total expenses related to the admission to trading:	EUR 2,500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); and The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Marchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmarktaufsicht (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 9,980,300
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	3.721 per cent.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0255564881
Common Code:	025556488
German Securities Code (WKN):	A0GST7
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main
Delivery:	Delivery against payment
German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	DEPFA BANK plc 1 Commons Street Dublin 1 Ireland

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR 25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 21 June 2006

DEPFA BANK plc
DEPFA ACS BANK

Issue of **EUR 100,000,000 3.625 per cent. Instruments due 23 June 2008**

under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	988
	(ii)	Tranche Number:	Not Applicable
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	Not Applicable
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	23 June 2006
	(ii)	Interest Commencement Date	Issue Date
8.	Maturity Date:		23 June 2008, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.	Interest Basis:		3.625% Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, Unsecured and Unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	23 June 2007 and the Maturity Date, each such date subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
	(iii) Fixed Coupon Amount(s):	EUR 3,625 per EUR 100,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual (ISMA), unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable

21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	EUR 100,000 per Instrument of EUR 100,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 100,000 per Instrument of EUR 100,000 specified denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	**Bearer Instruments:** Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Not Applicable
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment id to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable

31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name of Dealer:		Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34.	Total commission and concession:		Not Applicable
35.	Additional selling restrictions:		Not Applicable

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Regulated Market "Bourse de Luxembourg" with effect from 23 June 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 2,500

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

The Irish Financial Regulator has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i) Estimated net proceeds:	EUR 100,000,000
(ii) Estimate of total expenses related to the admission to trading:	EUR 2,500

5. FIXED RATE INSTRUMENTS ONLY – YIELD

Indication of yield:	3.625 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable

7. *Index-Linked or other variable-linked Instruments only* - PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

8. *Dual Currency Instruments only* - **PERFORMANCE OF RATE|S| OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0258704252
Common Code:	025870425
German Securities Code (*WKN*):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Name and address of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank plc and DEPFA ACS Bank.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Philip Corscadden ....
Philip Corscadden
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 29 June 2006

DEPFA BANK plc
DEPFA ACS BANK
Series No: 887
Tranche No: 2

Issue of DKK 500,000,000 2.00 per cent. Instruments due 1 January 2009
(to be consolidated and form a single series with the existing DKK 1,250,000,000 2.00 per cent. Instruments due 1 January 2009 issued 9 September 2005)
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

Issue Price: 95.6475% plus a payment of an amount equal to interest for the period 1 January 2006 (inclusive) to 29 June 2006 (exclusive)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. The Instruments are to be consolidated and form a single series with the existing DKK 1,250,000,000 2.00 per cent. Instruments due 1 January 2009 issued 9 September 2005. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	887
	(ii)	Tranche	2
3.	Specified Currency or Currencies:		Danish Kroner ("DKK")
4.	Aggregate Nominal Amount:		DKK 1,750,000,000
	(i)	Series:	DKK 1,750,000,000
	(ii)	Tranche:	DKK 500,000,000
5.	Issue Price:		**95.6475** per cent of DKK 500,000,000
6.	Specified Denominations:		DKK 10,000

7.	(i)	Issue Date:	29 June 2006
	(ii)	Interest Commencement Date	1 January 2006. The Instruments will be issued with accrued interest for the period **1 January 2006 (inclusive) to 29 June 2006 (exclusive)** amounting to DKK 4,904,109.59.
8.	Maturity Date:		1 January 2009
9.	Interest Basis:		2.00 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par Repayment will be effected by the Paying Agent via Værdipapircentralen A/S (VP Securities Services - the Danish clearing system) ("VP")
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	1 January (not adjusted) in each year. First Interest Payment Date: 1 January 2007. Payment of interest will be effected by the Paying Agent via VP Applicable Business Centres: Copenhagen and TARGET
	(iii)	Fixed Coupon Amount(s):	DKK 200 per DKK 10,000 in Nominal

		Amount
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Actual/Actual (ISMA)
(vi)	Determination Dates:	1 January in each year
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16. **Floating Rate Instrument Provisions** — Not Applicable

17. **Zero Coupon Instrument Provisions** — Not Applicable

18. **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** — Not Applicable

19. **Dual Currency Instrument Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. **Call Option** — Not Applicable

21. **Put Option** — Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22. **Final Redemption Amount of each Instrument** — DKK 10,000 per Instrument of DKK 10,000 specified denomination

In cases where the Final Redemption Amount is Index-Linked or other variable-linked:

(i)	Index/Formula/variable:	Not Applicable
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	Not Applicable

(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
(vi)	Payment Date:	Not Applicable
(vii)	Minimum Final Redemption Amount:	Not Applicable
(viii)	Maximum Final Redemption Amount:	Not Applicable

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Redemtion at Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24. **Form of Instruments:**	Bearer Instruments: The Instruments will be in the form of a VP Global Instrument The VP Global Instrument will not be exchangeable for Definitive Instruments

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Notwithstanding the provisions of Condition 2, "Payment Business Day" means (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and (B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in Copenhagen
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	The Instruments will be registered in and cleared through VP and all references in the Conditions to "Euroclear", "CBL" shall be read as references to VP The Governing Law and Jurisdiction shall be English in accordance with Condition 25 in respect of the Instruments and

			Danish with regard to the registration of the Instruments in VP Depositary: Danske Bank A/S ISIN code: DK0030009824 The VP Global Instrument is to be controlled by Danske Bank A/S as account holding institute for and on behalf of the Issuer in accordance with the provisions of the Danish Government Regulation No. 1168 of 1 December 2004 on the registration of funds assets in a securities centre. In compliance with Section 3 of the Government Regulation referred to herein, the VP Global Instrument can only be held in favour of Danske Bank A/S acting in its capacity as account holding institute on behalf of holders for the time being registered in the VP system. Settlement of purchase and sale transactions takes place on a registration against payment basis three Copenhagen Business Days after the transaction date. Transfer of ownership to the Instruments will be made in accordance with the rules of VP. "Cope nhagen Business Day" shall mean a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Copenhagen. Please refer to Annex 1 to Final Terms for additional provisions in relation to Danish taxation.
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable

	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Copenhagen Stock Exchange.
(ii) Admission to trading:	Application has been made to list the Instruments on the Copenhagen Stock Exchange as of 29 June 2006.
(iii) Estimate of total expenses related to admission to trading	Not Applicable

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	DKK 483,141,609.59
(ii)	Estimate of total expenses related to the admission to trading:	Not Applicable

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	3.849%. Yield to Maturity: the percentage rate of return paid if the Instrument is held to its Maturity Date. The calculation is based on the coupon rate, length of time to Maturity, and market price. It assumes that coupon interest paid over the life of the

Instrument is reinvested at the same rate.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. ***Index-Linked or other variable-linked Instruments only*** **- PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only - PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	DK0030009824
Common Code:	022908626
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	VP
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA ACS BANK and DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....
Duly authorised

ANNEX 1 DANISH TAXATION

Tax rules governing Danish investors	The rules below apply to Danish investors who are domiciled in Denmark for tax purposes.
Definition of the Instruments for tax purposes	The Instruments are denominated in Danish kroner and comply with the minimum coupon rate rule. The Instruments are thus said to be "blu e-stamped". Interest is taxable according to the general rules. Tax is not deducted from interest before disbursement, as interest is not subject to withholding tax in the Republic of Ireland. If the Irish tax authorities introduce coupon tax on interest, the Issuer will not compensate investors for the tax payable.
Private individuals	Normally, capital gains are not subject to tax, and losses are not deductible. Investors who are taxable according to the Business Taxation Scheme may invest business funds in the Instruments.
Pension funds	Investors liable to tax on pension returns, such as insurance companies or companies managing bank pension schemes, may invest in the Instruments. Investments in securities issued by DEPFA Bank Plc. by companies managing bank pension schemes may not exceed 20% of the value of the pension savings. However, investors may always buy instruments in an amount corresponding to the maximum annual capital contribution (DKr 42,000 in 2006). Pension returns are taxed at a rate of 15%. Interest, capital gains and capital losses are included in the basis for calculating tax on pension returns. The basis is calculated according to the mark-to-market principle. Accordingly, unrealised gains and losses must be included on an ongoing basis.
Information to be reported to the Danish tax authorities	Interest due, ownership, and redemption and transfer of instruments are reported to the Danish tax authorities in accordance with prevailing legislation.
Companies, foundations and other institutional investors	Capital gains are subject to tax, and losses are deductible.

Final Terms dated 30 June 2006

DEPFA BANK plc

Issue of DKK 275,000,000 2.00 per cent. Fixed Rate Instruments due 30 June 2009
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	994
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Danish Kroner ("DKK")
4.	Aggregate Nominal Amount:		
	(i)	Series:	DKK 275,000,000
	(ii)	Tranche:	DKK 275,000,000
5.	Issue Price:		99.74 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		DKK 500,000
7.	(i)	Issue Date:	30 June 2006
	(ii)	Interest Commencement Date	30 June 2006
8.	Maturity Date:		30 June 2009
9.	Interest Basis:		2.00 % Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable

12.	Call Options:		Not Applicable
13.	(i)	Status of the Instruments:	Senior, Unsubordinated, Unsecured
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 June in each year from and including 30 June 2007 to and including the Maturity Date adjusted in accordance with Following Business Day Convention and Copenhagen and TARGET Business Centres
	(iii)	Fixed Coupon Amount:	DKK 10,000 per DKK 500,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Act./Act. unadjusted
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**		Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	DKK 500,000 per Instrument of DKK 500,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	
23.	**Early Redemption Amount**	Not Applicable
24.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments on in the limited circumstances specified in the Permanent Global Instrument.
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and Copenhagen
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	Not Applicable
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other final terms:	For taxation reasons, new fungible issues may only be issued provided that the minimum interest rate (Da. "mindsterenten") stipulated by the Copenhagen Stock Exchange (Københavns Fondsbørs A/S) is 2 per cent. or less.
33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Nordea Bank Danmark A/S Christiansbro, Strandgade 3 DK-1401 Copenhagen K Denmark
35.	Total commission and concession:	0 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Application has been made to list the Notes on Copenhagen Stock Exchange (Københavns Fondsbørs A/S) with effect from 30 June 2006.
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Copenhagen Stock Exchange (Københavns Fondsbørs A/S) with effect from 30 June 2006.
(iii) Estimate of total expenses related to admission to trading	To be advised

2. **RATINGS**

Ratings:	Not Applicable
	The above disclosure reflects the expected rating allocated to Instruments of the type being issued under the Programme generally.

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

4. **NOTIFICATION**

Not Applicable

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	DKK 260,535,000
(ii)	(ii) Estimate of total expenses related to admission to trading	To be advised

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

8. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0259399300
Common Code:	025939930
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Barry Stoneham
Managing Director
DEPFA BANK Plc

Carol Wolohan
Carol Wolohan
Associate
Depfa Bank Plc

directors' report
and financial statements

2005

DEPFA ACS BANK

DEPFA BANK
DEPFA ACS BANK

Contents

Directors and Other Information

Board of Directors

Mr. B. Heide-Ottosen (Chairman, appointed 26th October 2005)
Mr. D. M. Cahillane (Chairman, resigned 26th October 2005)
Dr. T. P. Carey
Mr. M. Deeny
Mr. B. Farrell
Ms. J. Hoggett
Prof. Dr. F. Ruane

Solicitors

McCann Fitzgerald
2 Harbourmaster Place
Custom House Dock
Dublin 1
Ireland

Audit Committee

Prof. Dr. F. Ruane (Chairperson)
Mr. D. M. Cahillane (resigned 26th October 2005)
Dr. T. P. Carey

Secretary & Registered Office

Mr. N. J. Kavanagh (resigned 11th April 2006)
Ms. E. Tiernan (appointed 12th April 2006)
1 Commons Street
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
George's Quay
Dublin 2
Ireland

Cover Assets Monitor

AIB International Financial Services Ltd
AIB International Centre
Dublin 1
Ireland

Registered Number

354382

Directors' Report

The directors present herewith the audited financial statements for the year ended 31 December 2005.

Statement of Directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements of DEPFA ACS BANK ("the Bank") in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations endorsed by the European Union, and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state that the financial statements comply with IFRS as adopted by the European Union,
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union, with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

Principal activities

The Bank's primary activity is the issuance of covered bonds under the Asset Covered Securities Act ("the Legislation") enacted in 2001. These fixed or floating rate instruments are covered by a pool of assets, which include mandatory over-collateralisation assets, all of which are public sector and primarily located in member countries of the European Economic Association (EEA), and relevant derivatives. The Bank generates public sector assets primarily through its parent to support these activities. The Bank has a full banking licence and is a designated credit institution (DCI) as defined in the Legislation. The Bank is regulated by the Irish Financial Services Regulatory Authority (IFSRA).

Accounting records

The Directors have taken appropriate measures to secure compliance with the Bank's obligation to keep proper books of account through the use of appropriate systems and procedures and employment of competent persons. The books of account are kept at 1 Commons Street, IFSC, Dublin 1, Ireland.

Review of business and future development

The Bank recorded a large increase in revenues in 2005, with total operating income almost doubling from € 44.95 million in 2004 to € 89.56 million in 2005.

This increase consisted primarily of a 23% increase in net interest income to € 56.13 million, compared with € 45.51 million in 2004, as well as income from sales of financial assets of € 25.86 million, compared with € 0.95 million in 2004. The increase in net interest income was derived primarily from the asset base of the Bank, which grew from € 39.99 billion at year-end 2004 to € 58.32 billion at year-end 2005, an increase of 46%. The increase in income from sales of financial assets resulted from the Bank taking advantage of favourable market conditions.

The other main component of the increase in total operating income was net trading income, which recorded a profit of € 6.89 million in 2005, versus a deficit of € 1.52 million in the prior year. This result derives mainly from the hedging of assets and liabilities by certain derivative instruments, as well as gains and losses on foreign exchange transactions.

On the expenses side, total operating expenses fell by 8%, from € 9.49 million in 2004 to € 8.75 million in 2005. Personnel costs rose by 62% as a result of increased staffing numbers, from € 1.32 million in 2004 to € 2.15 million in 2005. Administration costs rose by 65% from € 1.27 million in 2004 to € 2.10 million in 2005. However, these increases were offset by a reduction of 35% in recharged expenses from other DEPFA Group companies, from € 6.89 million in 2004 to € 4.51 million in 2005.

The aim of the directors in 2005 was to build on the momentum established in the previous two years of issuance by diversifying the Bank's funding base. This was achieved through the expansion of both the product range and investor base. The continued growth and diversification of the Bank's funding operations in 2005 on both the international capital and money markets reflects the achievement of this goal.

The results in 2005 were underpinned by the Banks' benchmark programme - an annual commitment to issue in the ACS market. In 2005, the Bank issued a total of € 3 billion and USD 2.25 billion in benchmark transactions. Firstly, € 3 billion was issued in January 2005 which was the Bank's first bond in benchmark format with a 7-year maturity. This was followed by a USD 1.25 billion 5-year benchmark issued in May 2005 and a USD 1 billion 10-year benchmark issued in October 2005, which was the first 10-year USD covered bond benchmark issue by any bank. These transactions represented the Bank's first USD benchmarks following its inaugural USD benchmark issued in October 2003. The issue of the two USD benchmarks completed the Bank's USD curve with the Bank now having outstanding maturities in 2008, 2010 and 2015.

During the course of the Bank's 2005 benchmark transactions, orders were received from 113 new investors bringing the total number of different investors to over 450 since the first benchmark transaction in 2003.

Apart from its benchmark programme, the Bank has also successfully diversified its funding sources through issuance from its Euro Medium Term Note ("EMTN") programme. The Bank has now raised a total of € 12.2 billion since the inception of its EMTN activities with € 7.65 billion of this raised in 2005 through a range of different structures. Issuance was completed in a wide range of currencies, including Euro, US Dollar, British Pound, Swiss Franc, Canadian Dollar, Australian Dollar, Swedish Krona, Norwegian Kroner, Hong Kong Dollar, and Singapore Dollar. The range of different currencies largely reflects the diversity of the assets in the cover pool of the Bank.

In addition to the EMTN activities, a further € 2.5 billion was issued in registered format since developing the requisite documentation in April 2004. These transactions are most commonly placed with German insurance companies and are typically attractively-priced long term issues which enhance the Bank's access to the 15 to 30 year maturities.

The Bank further enhanced its reputation in the international Money Markets in 2005, through its wholesale deposit activities, bilateral repurchase operations, and central bank activities with the European Central Bank. Continuous efforts are made to raise the Bank's profile in the European Money Markets, as well as in the UK and the Nordic region. The Bank continues to pursue signing ISDA Master Agreements with major financial institutions, allowing the Bank to transact in the global derivative and foreign exchange markets.

In 2006, the Bank will look to benefit from its highly regarded franchise as one of the premier European issuers of short term securities. The Bank avails of the highest possible short term ratings from the three main rating agencies, and has become an active participant in the international financial markets. It is anticipated that further product diversification and increased funding sources will follow as credit lines are established with new counterparties.

In conjunction with the growth in issuance of liability products, the asset base of the Bank experienced significant growth in 2005. The Legislation contains a range of eligibility criteria for assets held in the cover pool, which the Bank ensures are complied with. The overall aim is to underpin the AAA rating attaching to the covered bonds by maintaining a cover pool consisting of a diversified range of assets with high quality average credit ratings and risk weightings. New assets are originated primarily by the business development teams of the DEPFA BANK Group ("the Group").

In conclusion, 2005 was a successful year for the Bank. It is anticipated that the Bank will maintain its leading position in the Irish ACS market in the years ahead.

Results

The profit for the year, and the appropriation thereof, are set out in the income statement on page 12.

Dividends

The directors propose a dividend of € 71,034,529 in respect of the year ended 31 December 2005. A dividend of € 49,912,823 was paid in 2005 in respect of the year ended 31 December 2004.

Directors

The names of the persons who were directors at any time during the year ended 31 December 2005 are listed on page 2.

Measurement and management of the various types of risk

In accordance with Group requirements, the Bank applies Group policies and procedures to the management of credit risk, market risk, operational risk and liquidity risk. The following is an overview of these policies and procedures.

Credit risk

Credit Risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a counterparty. The relevant receivable may be based on traditional on-balance sheet lending business or derivative business.

Whereas in traditional lending business, risk arises from the creditworthiness of the borrower and the value of the collateral, derivative counterparty risk results from the counterparty's failure to perform the transaction in accordance with contractual obligations, leading to a loss when executing a substitute transaction in the market at less favourable terms.

The Bank's business is focused on sovereign and sub-sovereign borrowers and public sector supported specialist entities.

Assessing credit risk – the internal rating system in the DEPFA BANK Group

Credit scoring of counterparties is critical to the Bank's business. The Bank applies the Group credit model. The scoring model of the Group is reviewed continuously. In recent years, the Group moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). The unitary scoring has 22 grades. The Group's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI"). All counterparties across all risk groups are graded in accordance with this system. The rated clients and counterparties account for a very high proportion of the Bank's assets (82.75%). 25.64% of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 45.48% of assets relate to double-A ratings. Of the 17.25% unrated assets, 15.48% are guaranteed by sovereigns whilst the remainder are obligations of or guaranteed by public sector entities. In this analysis, the rating is taken as the lowest awarded by the three major ECAIs.

The credit approval process

The Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, credit analysts not involved in the business areas.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Group Credit Committee operates on authority devolved to it by the Group CEO and ultimately the Group Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters.

The credit process centres on an independent Credit Committee which presides over the four counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of Group risk units report directly to their respective Group Executive Committee Member as well as the Group Credit Committee.

The monitoring of sub-sovereign and country limits and duration utilisation, large exposures and default events is carried out on a Group-wide basis by monitoring staff dedicated to this function.

To monitor the counterparty risk arising from Treasury business, the Group has a Group-wide counterparty limit system that directly accesses the front-office system used by the Group Treasury division, providing real-time information on limits and limit utilisation. The credit exposure resulting from these transactions is calculated on a mark-to-market basis, taking into consideration any relevant regulatory adjustments.

Market risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. The Bank defines its market risk as changes in fair value of financial instruments as a result of rate, price and volatility movements. The Group's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralised in the Asset & Liability Committee and the treasury and product units, managed by specialised personnel and monitored using appropriate systems and controls.
- The Market risk control function measures and monitors the risks independently of the risk-taking units.

These Group policies and procedures are applied to the Bank.

The market risk control function has sub-categorised market risk into risk factors. The relevant risk factors for the Bank are interest rate and foreign exchange risk. As a Bank focusing on the issuance of asset covered bonds, it is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, the Group has a strict policy that Group Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the primary risk factor for the Bank is interest rate risk.

For the quantification and control of this risk, the Bank determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology. A ten-day holding period with a 99% confidence interval is used to derive the calculation.

The correlation and volatility frequencies for the calculation are annualised to 250 trading days.

The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. Senior management recognises that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.

Operational risk

The Bank has adopted the Bank of International Settlements (BIS) definition of Operational Risk: "the risk of losses resulting from inadequate or failed internal processes and systems, or from external events." The Bank applies Group policies and procedures in relation to the management of operational risk.

The objectives of the operational risk processes in the Group are to minimise operational risk by:

- Documentation of all relevant policies, procedures and processes;
- Identification and rectification of sources of errors and weaknesses;
- Employing suitably qualified and experienced personnel;
- The annual appraisal process and regular review of goals and objectives;
- Application of a robust and reliable systems environment;
- Maintenance and regular review of business continuity plans and procedures;
- Sound control systems.

Management of operational risk is the responsibility of all operational units within the Group. The Group operational risk function assists management and staff of the Bank in the assessment and prioritisation of risks through the provision of tools and methodologies, and reports to senior management on the operational risk profile of the Bank. Internal Audit validates the process for management of operational risk, and provides independent assurance that the system of internal control is adequate and assesses the effectiveness of controls implemented to mitigate risks.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronised and hosted in different locations. This is an integral part of the Business Continuity Plan, protecting the Bank from an externally caused major disaster.

The Bank's control system relies on strict organisational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the four-eyes principle to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

Liquidity risk

Liquidity risk is defined as the risk of being unable to fulfil current or future payment obligations in full on or at the due date.

The Bank's liquidity management controls monitor the cash flow of the business in such a manner as to ensure that efficient use of cash flows is maintained. To this extent, the Bank primarily funds its assets through the issuance of asset covered securities. The Bank has agreed to over-collateralisation of the cover pool with respect to the securities issued at a minimum level of 5%. The Bank is also obliged to ensure that the interest payable in a given period of 12 months in respect of the issued securities is less than the total amount of interest receivable on the cover pool.

Assets held outside the cover pool prior to future covered bond issuance either pay a floating rate return or are swapped to a floating return through the use of derivative transactions. These assets are in turn primarily financed through inter-company loans.

Hedging

The Bank's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps.
- Currency exposures – using cross-currency swaps and forward foreign exchange.

The following table provides examples of certain activities undertaken by the Bank, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed by using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Fixed rate lending/borrowing	Sensitivity to increases/decreases in interest rates	Pay/receive fixed interest rate swaps
Investment in foreign currency assets/liabilities	Sensitivity to strengthening/weakening of Euro against other currencies	Cross-currency swaps Foreign exchange swaps Foreign currency funding

Auditors

PricewaterhouseCoopers will continue in office in accordance with the provisions of Section 160 of the Companies Act 1963.

On behalf of the Board

Mr. B. Heide-Ottosen **Director**	**Dr. T. P. Carey** **Director**	**Mr. M. Deeny** **Director**	**Ms. E. Tiernan** **Company Secretary**

12 April 2006

Independent auditors' report to the members of DEPFA ACS BANK

We have audited the financial statements of DEPFA ACS BANK for the year ended 31 December 2005 which comprise the Income Statement, the Balance Sheet, the Cash Flow Statement, the Statement of Changes in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements, in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act, 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, and have been properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2005 and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit, and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting of the company; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, any information specified by law regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the company's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and
- have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

12 April 2006

Income Statement

	Note	Year ended 31 December	
		2005 **€ 000**	**2004** **€ 000**
Interest and similar income	6	1,608,214	925,759
Interest expense and similar charges	6	-1,552,088	-880,252
Net interest income		**56,126**	**45,507**
Net fee and commission expense		-769	-1,102
Net trading income	7	6,892	-1,518
Gains less losses from financial assets	8	25,859	951
Other operating income	9	1,450	1,110
Total Operating Income		**89,558**	**44,948**
Operating expenses	10	-8,748	-9,489
Operating profit		**80,810**	**35,459**
Taxation	12	-8,225	-3,578
Profit for the year		**72,585**	**31,881**
Earnings per share attributable to the equity holders of the bank (€ per share):	**13**		
- basic		0.16	0.10
- diluted		0.16	0.10

The notes on pages 16 to 55 are an integral part of these financial statements.

Mr. B. Heide-Ottosen
Director

Dr. T. P. Carey
Director

Mr. M. Deeny
Director

Ms. E. Tiernan
Company Secretary

12 April 2006

Balance Sheet

	Note	As at 31 December	
		2005 € 000	2004 € 000
ASSETS			
Cash and balances with central banks	14	8,552	2,821
Loans and advances to banks	15	13,906,176	9,809,515
Derivative financial instruments	16	1,378,388	1,180,099
Loans and advances to customers	17	39,019,408	26,748,466
Investment securities - available-for-sale	18	3,997,793	1,744,037
Pledged assets	19	-	503,626
Other assets		5,134	113
Total assets		**58,315,451**	**39,988,677**
LIABILITIES			
Deposits from banks	20	18,146,576	14,638,916
Derivative financial instruments	16	2,773,987	1,725,903
Due to customers	21	-	69,559
Debt securities in issue	22	36,518,796	22,867,518
Other borrowed funds	23	256,492	206,385
Other liabilities	24	15,691	12,867
Current tax liabilities		1,328	1,386
Deferred tax liabilities	25	2,405	2,487
Total liabilities		**57,715,275**	**39,525,021**
EQUITY			
Equity attributable to equity holders of the company			
Share capital	26	510,000	395,000
Retained earnings	27	71,035	48,363
Other reserves	28	19,141	20,293
Total equity		**600,176**	**463,656**
Total equity and liabilities		**58,315,451**	**39,988,677**

The notes on pages 16 to 55 are an integral part of these financial statements.

Mr. B. Heide-Ottosen
Director

Dr. T. P. Carey
Director

Mr. M. Deeny
Director

Ms. E. Tiernan
Company Secretary

12 April 2006

Statement of Changes in Equity

€ 000	Share capital	Retained earnings	Other reserves: unrealised gains/ losses on cashflow hedges	Other reserves: unrealised gains/ losses on available-for-sale securities	Total shareholders' equity
Balance at 1 January 2004	**235,000**	**16,482**	**-**	**16,997**	**268,479**
Profit for the year	-	31,881	-	-	31,881
Net change in available-for-sale investments, net of tax	-	-	-	3,296	3,296
Net changes in cash flow hedges, net of tax	-	-	-	-	-
Total recognised income	**-**	**31,881**	**-**	**3,296**	**35,177**
Issue of share capital	160,000	-	-	-	160,000
Balance at 31 December 2004	**395,000**	**48,363**	**-**	**20,293**	**463,656**
Profit for the year	-	72,585	-	-	72,585
Net change in available-for-sale investments, net of tax	-	-	-	-1,152	-1,152
Net changes in cash flow hedges, net of tax	-	-	-	-	-
Total recognised income	**-**	**72,585**	**-**	**-1,152**	**71,433**
Dividends	-	-49,913	-	-	-49,913
Issue of share capital	115,000	-	-	-	115,000
Balance at 31 December 2005	**510,000**	**71,035**	**-**	**19,141**	**600,176**

The notes on pages 16 to 55 are an integral part of these financial statements.

Cash Flow Statement

	Note	2005 € 000	2004 € 000
Cash flows from operating activities			
Operating profit		**80,810**	**35,459**
Adjustments for non-cash movements:			
Foreign exchange gain/loss		-236	414
Net (increase)/decrease in accrued interest income		-510,201	-356,330
Net increase in accrued interest expenditure		511,658	347,362
Gains/losses on sale of investment securities and loans		-25,859	-951
Other non-cash items		18,067	9,615
Net (increase)/decrease in loans and advances to banks		-4,073,671	-1,588,618
Net (increase)/decrease in loans and advances to customers		-10,815,729	-11,171,499
Purchase of investment securities		-2,597,635	-646,980
Sale/maturity of investment securities		1,035,067	708,427
Net (increase)/decrease in other assets		-5,022	137
Net increase/(decrease) in deposits from other banks		3,201,590	616,898
Net increase/(decrease) in amounts due to customers		-69,667	40,842
Net increase/(decrease) in debt securities issued		13,014,838	11,751,371
Net increase/(decrease) in other liabilities		-5,378	-24,500
Net increase/(decrease) in derivatives		110,847	48,523
Net cash from operating activities		**-130,521**	**-229,830**
Cash flows from financing activities			
New issues of other borrowed funds		50,000	90,627
Issue of ordinary shares		115,000	160,000
Dividends paid		-49,913	-
Net cash from financing activities		**115,087**	**250,627**
Net increase in cash and cash equivalents		**-15,434**	**20,797**
Cash and cash equivalents at the beginning of the year		**26,012**	**4,905**
Effect of exchange rate changes on cash and cash equivalents		-280	310
Cash and cash equivalents at the end of the year	30	**10,298**	**26,012**

Notes to the Financial Statements

1. General information

The Bank's primary activity is the issuance of covered bonds under the Irish Asset Covered Securities Act ("the Legislation") enacted in 2001. These fixed or floating rate instruments are covered by a pool of assets, which include mandatory over-collateralisation assets, all of which are public sector and located in member countries of the European Economic Area (EEA) and certain G7 countries, and relevant derivatives. The Bank generates public sector assets primarily through its parent to support these activities. The Bank has a full banking licence and is a designated credit institution (DCI) as defined in the Legislation. The Bank is regulated by the Irish Financial Regulator.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations 1992. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivatives.

The transition to IFRS has resulted in a number of adjustments to the accounting policies of the Bank and the presentation of the income statement, balance sheet, and cash flow statement. Comparative figures for 2004 have been restated and the accumulated effect of the adjustments is recognised in shareholders' equity at 1 January 2004. Full details of these adjustments are included in note 3 to the financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, the actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

Foreign currency translation

Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Financial assets and liabilities

Fees and commissions which are not part of the effective interest rate calculation are generally recognised on an accruals basis when the service has been provided.

Commitment fees, together with related direct costs for loan facilities where draw down is probable, are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment in fee and commission income.

Fee and commission income

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. Financial liabilities are held at fair value through profit and loss or at amortised cost. Management determines the classification of its financial instruments at initial recognition or in accordance with the transition rules set out in IFRS 1, as appropriate.

(a) Financial assets and financial liabilities at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss prior to 1 September 2005 or, if later, at inception. A financial asset is classified as fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so designated by management in accordance with the fair value rules as set out in IAS 39 "Financial Instruments: Recognition and Measurement", namely:

- The designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets and liabilities or the gains and losses on them on different bases; or
- A group of financial assets or liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to management.

Derivatives are also categorised as held for trading unless they are designated as hedges. Interest on financial assets and financial liabilities at fair value through profit or loss and interest on trading derivatives is included in net interest income. Other gains and losses arising from changes in fair value of these financial instruments are included in the income statement within the trading result.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

On initial recognition, each financial asset is assessed, based on observable market data and judgment, where appropriate, as to whether it is quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Were the Bank to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available for sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates or exchange rates.

Regular purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on trade-date – the date on which the Bank commits to purchase or sell the asset.

Financial instruments at fair value through profit or loss are initially recognised at fair value with transaction costs being taken to the income statement. Other financial instruments are initially recognised at fair value plus transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest rate method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity will be recognised in the income statement. However, interest calculated using the effective interest method is recognised in the income statement.

The fair values of financial instruments in active markets are based on current bid prices for assets and offer prices for liabilities. If the market for a financial instrument is not active (and for unlisted securities), the Bank establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis or other valuation techniques commonly used by market participants.

Derivative financial instruments and hedge accounting

Derivatives

Derivatives are used for hedging purposes. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options, and foreign exchange forwards.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate.

All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique

whose variables include only data from observable markets. Where such evidence exists, the Bank recognises profits on day one. Where such evidence does not exist, day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Straight line amortisation is used where it approximates the above.

Embedded derivatives

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Hedging derivatives

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Bank designates certain derivatives as either:

(a) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or,

(b) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge).

Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Bank documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Bank also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The ineffective portion is included in the trading result with the remainder of the fair value movement on the underlying and the derivative being included in interest.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement in the trading result.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place). The transfer is to the income statement account which includes the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under IFRS and therefore do not qualify for hedge accounting. Derivatives that do not qualify for hedge accounting are classified as held for trading.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Impairment of financial assets

(a) Assets carried at amortised cost
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Bank granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

(b) Assets carried at fair value

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets carried at fair value is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non restricted balances with central banks, and loans and advances to banks, excluding amounts due from Group companies.

Pension scheme

The Bank operates a defined contribution scheme.

A defined contribution scheme is a pension plan under which the Bank pays fixed contributions into a separate fund. In these plans the Bank has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Bank pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Bank has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Taxation

Current tax payable on profits, based on the applicable tax law, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is

determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax related to the fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Issued debt and borrowings

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities and are presented under deposits from banks, and due to customers, debt securities in issue, or other borrowed funds as appropriate. The dividends on these instruments are recognised in the income statement as interest expense. If the Bank purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in other operating income or operating expenses.

Share capital

(a) Share issue costs
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(b) Dividends on ordinary shares
Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid (if declared by the directors). Dividends for the year that are declared after the balance sheet date are dealt with in note 29.

Prospective accounting standards

In August 2005 the IASB published IFRS7 '"Financial instruments: Disclosures". This new standard revises and enhances the disclosure requirements of IAS 32, 'Financial instruments: disclosure and presentation', and IAS 30, 'Disclosures in the financial statements of banks and similar financial institutions', and combines them in one document. On the same date, the IASB published an amendment to IAS 1, 'Presentation of financial statements', relating to capital disclosures. The amendment requires an entity to disclose certain qualitative and quantitative data about its capital (equity resources). IFRS 7 and the amendment to IAS 1 are effective for the year ended 31 December 2007.

In January 2006, IFRIC issued an Interpretation, "IFRIC 8, 'Scope of IFRS 2'". The Interpretation clarifies that the accounting standard IFRS 2, 'Share-based payment', applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2, therefore, applies. IFRIC 8 is effective for the year ended 31 December 2007.

The Bank is currently considering the impact of these accounting standards on its financial statements. Once adopted, it does not expect that they will have a material impact on the Bank's financial position.

3. Transition to International Financial Reporting Standards

Up to and including the year ended 31 December 2004, the Bank's statutory financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ('Irish GAAP').

On 1 January 2005, the Bank implemented the requirements of IFRS for the first time and these standards are used for the purpose of preparing financial statements for the year ending 31 December 2005. Comparative information for 2004 has been restated to take into account the requirements of IFRS.

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 requires the Bank to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition. The Bank's principal accounting policies under IFRS are set out in note 2.

The impact of each mandatory exemption and the voluntary exemptions under IFRS 1 that the Bank chooses to apply are outlined below.

Mandatory exception	**Impact**
Estimates	The Bank's estimates at the date of transition are consistent with those under Irish GAAP.
Assets held for sale and discontinued operations	The Bank has no transactions prior to 1 January 2005 that are affected by the transitional requirements of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".
Hedge Accounting	The Bank has applied the mandatory exception to hedge accounting at 1 January 2004.
Derecognition of financial instruments	Financial instruments derecognised before 1 January 2004 have not been re-recognised by the Bank under IFRS.

Voluntary exemption	**Impact**
Comparatives for financial instruments and designation of financial assets and liabilities	The Bank has elected not to avail of the exemption under IFRS 1, from the requirement to restate comparative information for IAS 32: Financial Instruments: Disclosure and Presentation and IAS 39: Financial Instruments: Recognition and Measurement.

The significant differences between the Bank's Irish accounting policies and IFRS accounting policies are summarised below:

(a) Dividends

Irish GAAP	IFRS
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are approved by the shareholder. This results in an increase in equity on transition as no liability is recognised in the financial statements for proposed dividends.

(b) Deferred tax

Irish GAAP	IFRS
Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred by the balance sheet date using rates of tax that have been enacted by the balance sheet date.	Deferred tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into.	Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(c) Derivatives and hedge accounting

Irish GAAP

Derivative instruments used for trading purposes or used to manage risk in the trading portfolios are measured at fair value and the resultant profits and losses are included in dealing profits. Unrealised gains and losses are reported in Other Assets or Other Liabilities on a gross basis.

Derivatives used for hedging purposes are accounted for on an accruals basis consistent with the accounting treatment of the underlying transaction. The fair value gains and losses on these derivatives are not recognised in the income statement.

Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

IFRS

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Bank designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in their fair value are recognised immediately in the income statement.

(d) Classification and measurement of financial assets

Irish GAAP

Under Irish GAAP, financial assets are classified as loans and advances, investment securities or other securities.

Loans and advances are carried at amortised cost, net of provisions.

Debt securities and equity shares held for use on a continuing basis in the Bank's activities are classified as investment securities. Such securities and shares are stated at amortised cost less provision for any permanent diminution in value.

Other securities and other equity shares are stated at fair value using mid-market values. Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise and included in dealing profits.

Interest receivable and interest payable are included in prepayments and accrued income and accruals and deferred income respectively.

IFRS

Under IFRS, financial assets are classified as either

(a) Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management in accordance with the fair value rules of IAS 39.

(b) Loans and receivables
This category includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Financial assets are initially recognised at fair value. Available-for-sale and financial assets at fair value through profit or loss are subsequently carried at fair value through equity or the income statement respectively. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method.

(e) Effective interest rate

Irish GAAP	IFRS
Interest income is recognised as it accrues.	Interest income and expense are recognised in the income statement using the effective interest rate. This rate includes all fees and points paid or received between parties to the contract, transaction costs and all other premiums or discounts.
Fees and commissions which represent a return for services provided, risk borne or which are in the nature of interest are generally credited to income when the service is performed.	Fees earned on the execution of a significant act are recognised immediately The application of IFRS has resulted in certain fees and commissions being included in interest income.

The tables below set out the impact of these changes upon the Bank's financial position and reconciles the restated comparatives to previously published 2004 Irish GAAP financial statements.

The main impacts on the equity of the Bank at transition date 1 January 2004 are as follows:

€ 000	Per Irish GAAP	Derivatives and hedge accounting/ Measurement of financial instruments (d) (e)	Per IFRS
Share capital	235,000	-	235,000
Retained earnings	16,726	-244	16,482
Unrealised gains/losses on AFS investments	-	16,997	16,997
Total equity	**251,726**	**16,753**	**268,479**

Reconciliation of total assets from Irish GAAP to IFRS

€ 000	Irish GAAP 31/12/04	Derivatives and hedge accounting/ Measurement of financial instruments (b) (c) (d)	Reclassifications (d) (e)	IFRS 31/12/04
Cash and balances with central banks	2,817	-	4	2,821
Loans and advances to banks	9,006,607	93,632	709,276	9,809,515
Derivative financial instruments	-	767,700	412,399	1,180,099
Loans and advances to customers	18,180,277	496,988	8,071,201	26,748,466
Investment securities – available-for-sale	-	-	1,744,037	1,744,037
Debt securities and other fixed income securities	10,098,944	511,841	-10,610,785	-
Pledged assets	-	-	503,626	503,626
Prepayments and accrued income	941,453	-	-941,453	-
Other assets	113	-	-	113
Total assets	**38,230,211**	**1,870,161**	**-111,695**	**39,988,677**

Reconciliation of total liabilities and equity from Irish GAAP to IFRS

€ 000	Irish GAAP 31/12/04	Derivatives and hedge accounting/ Measurement of financial instruments (b)(c) (d)	Dividends (a)	Reclassifications (d) (e)	IFRS 31/12/04
Deposits from banks	14,616,265	-104	-	22,755	14,638,916
Derivative financial instruments	-	1,400,347	-	325,556	1,725,903
Due to customers	69,208	-	-	351	69,559
Debt securities in issue	21,907,000	511,800	-	448,718	22,867,518
Other borrowed funds	205,627	-	-	758	206,385
Other liabilities	127,278	-63,112	-49,913	-1,386	12,867
Accruals and deferred income	909,833	-	-	-909,833	-
Current tax liabilities	-	-	-	1,386	1,386
Deferred tax liabilities	-	2,487	-	-	2,487
Total liabilities	**37,835,211**	**1,851,418**	**-49,913**	**-111,695**	**39,525,021**
Share capital	395,000	-	-	-	395,000
Retained earnings	-	-1,550	49,913	-	48,363
Other reserves	-	20,293	-	-	20,293
Shareholders' equity	**395,000**	**18,743**	**49,913**	**-**	**463,656**
Total equity and liabilities	**38,230,211**	**1,870,161**	**-**	**-111,695**	**39,988,677**

Reconciliation of income statement from Irish GAAP to IFRS

€ 000	Irish GAAP 31/12/04	Derivatives and hedge accounting/ Measurement of financial instruments (d) (e)	Reclassifications (d) (e)	IFRS 31/12/04
Net interest income	46,888	-	-1,381	45,507
Net fee and commission income	-2,483	-	1,381	-1,102
Net trading income	-	-1,414	-104	-1,518
Gains less losses from financial assets	951	-	-	951
Other operating income	1,110	-	-	1,110
Total operating income	**46,466**	**-1,414**	**-104**	**44,948**
Administrative expenditure	-9,489	-	-	-9,489
Other operating expenditure	-104	-	104	-
Operating profit	**36,873**	**-1,414**	**-**	**35,459**
Taxation	-3,687	109	-	-3,578
Profit for the year	**33,186**	**-1,305**	**-**	**31,881**

4. Financial risk management

Strategy in using financial instruments

The Bank is party to various types of financial instruments in the normal course of business to reduce its own exposure to fluctuations in interest and exchange rates. These financial instruments involve, to varying degrees, exposure to loss in the event of a default by a counterparty ("credit risk") and exposure to future changes in interest and exchange rates ("market risk"). In addition, the Bank is exposed to liquidity risk to the extent that it is exposed to regular calls on its available cash resources.

In the course of the Bank's banking activities, it makes significant use of financial instruments, including derivatives. The Bank purchases assets at both fixed and floating rates and for varying maturities. The Bank then manages the interest rate risk on these fixed rate positions, by swapping them into a floating rate exposure, using interest rate derivatives.

The Bank also raises finance at both floating and fixed rates and for varying maturities. In a similar manner to the asset side, the Bank will manage the interest rate risk on fixed rate positions, where deemed appropriate, by converting them into a floating rate exposure, using interest rate derivatives.

Fair value hedges

The Bank hedges substantially all of the fixed interest rate risk in its long term financial assets and financial liabilities, through fair value hedges using a variety of interest rate derivatives. The Bank also hedges foreign exchange risk using a variety of foreign exchange derivatives. The net fair value of these derivatives at 31 December 2005 was - € 1,286 million (2004: - € 400 million).

Cash flow hedges

The Bank also hedges a portion of the cash flow interest rate and foreign currency risk arising on future payments and receipts on variable rate assets and liabilities. The Bank manages this risk through the use of interest rate swaps and cross currency interest rate swaps. The net fair value of these derivatives at 31 December 2005 was - € 17 million (2004: - € 73 million).

The Bank's policies and objectives in managing the risks that arise in connection with the use of financial instruments are set out in the section marked credit risk, market risk and liquidity risk in the directors' report on pages 6 to 8.

Credit risk

The Bank takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts owed in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date. Significant changes in the economy, or in the health of a particular segment that represents a concentration in the Bank's portfolio, could result in losses that are different from those provided for at the balance sheet date. Management therefore carefully manages its exposure to credit risk.

The Bank restricts its exposure to credit losses by entering into collateral support agreements and master netting arrangements with counterparties with which it undertakes a significant volume of transactions.

Under the terms of a collateral support agreement, in the event that the value of a counterparty's derivative exposure to the Bank exceeds a defined limit, the counterparty must post collateral to the amount of the excess with the Bank. In the event of a default by the counterparty, the Bank then has recourse to the collateral, up to the amount of the loss suffered.

Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Bank's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

Geographical concentrations of assets, liabilities and off-balance sheet items

€ 000	**Total assets**	**Total liabilities**	**Credit commitments**
At 31 December 2005			
Germany	7,780,164	481,772	7,530
Italy	9,415,254	-	-
France	2,725,642	127,897	21,940
Britain	1,979,156	732,928	7,296
Spain	7,640,297	325	842,000
Austria	1,296,086	-	-
Greece	1,494,156	-	-
Ireland	9,865,357	19,515,133	24,030
Other European countries	9,816,241	217,262	253,258
USA	4,123,712	121,121	147,780
Canada	1,328,686	-	-
Japan	449,231	2	-
Other countries	401,469	-	-
Unallocated assets / liabilities	-	36,518,835	-
Total	**58,315,451**	**57,715,275**	**1,303,834**

€ 000	Total assets	Total liabilities	Credit commitments
At 31 December 2004			
Germany	7,374,577	1,773,292	-
Italy	5,809,329	-	-
France	2,126,091	31,214	89,379
Britain	633,437	192,849	-
Spain	6,286,113	539	766,145
Austria	821,530	-	-
Greece	1,257,555	-	-
Ireland	6,510,717	14,681,868	-
Other European countries	7,067,542	346,828	28,407
USA	1,417,059	215,557	147,780
Canada	449,454	-	-
Japan	235,273	-	-
Other countries	-	-	-
Unallocated assets / liabilities	-	22,282,874	-
Total	**39,988,677**	**39,525,021**	**1,031,711**

Assets are allocated geographically based on the location of the credit risk. Liabilities are allocated on the basis of the location of the counterparty where this can be identified. Credit commitments are allocated based on the location of the credit risk.

Included in unallocated liabilities are all debt securities in issue where the counterparty cannot be specifically identified as the securities are transferable.

The concentration of credit risk by counterparty type for loans and advances to banks and customers, securities and derivatives is summarised below:

	31/12/2005			
€ 000	**Loans**	**Securities**	**Derivatives**	**Total**
Public authorities	43,837,970	3,997,793	-	47,835,763
Companies and private individuals	55,574	-	445	56,019
Banks and financial institutions	9,032,040	-	1,377,943	10,409,983
	52,925,584	**3,997,793**	**1,378,388**	**58,301,765**

	31/12/2004			
€ 000	**Loans**	**Securities**	**Derivatives**	**Total**
Public authorities	30,290,510	2,247,663	-	32,538,173
Companies and private individuals	70,392	-	-	70,392
Banks and financial institutions	6,197,079	-	1,180,099	7,377,178
	36,557,981	**2,247,663**	**1,180,099**	**39,985,743**

Market risk

Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Bank applies a VaR methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Board sets limits on the value at risk that may be accepted, which is monitored on a daily basis.

Two of the principal components of market risk for the Bank are currency risk and fair value interest rate risk.

Currency risk

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The Group sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Bank's assets and liabilities at carrying amounts, categorised by currency.

€ 000	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2005						
Assets						
Cash and balances with central banks	8,552	-	-	-	-	8,552
Loans and advances to banks	12,909,978	623,514	146,017	40,720	185,947	13,906,176
Derivative financial instruments	880,806	-363,520	260,895	9,328	590,879	1,378,388
Loans and advances to customers	28,549,105	6,322,206	6,855	2,098,512	2,042,730	39,019,408
Investment securities	1,718,161	1,013,800	266,302	560,704	438,826	3,997,793
Other assets	5,132	2	-	-	-	5,134
Total assets	**44,071,734**	**7,596,002**	**680,069**	**2,709,264**	**3,258,382**	**58,315,451**
Liabilities						
Deposits from banks	13,575,381	2,004,254	86,395	1,287,570	1,192,976	18,146,576
Derivative financial instruments	3,122,995	-15,741	-905,868	441,860	130,741	2,773,987
Due to customers	-	-	-	-	-	-
Debt securities in issue	26,502,083	5,603,805	1,498,992	979,978	1,933,938	36,518,796
Other borrowed funds	256,492	-	-	-	-	256,492
Other liabilities	15,686	3	2	-	-	15,691
Current income tax liabilities	1,328	-	-	-	-	1,328
Deferred income tax liabilities	2,405	-	-	-	-	2,405
Total liabilities	**43,476,370**	**7,592,321**	**679,521**	**2,709,408**	**3,257,655**	**57,715,275**
Net on-balance sheet position	**595,364**	**3,681**	**548**	**-144**	**727**	**600,176**
Credit commitments	**1,229,620**	**-**	**-**	**7,296**	**66,918**	**1,303,834**
As at 31 December 2004						
Total assets	34,719,773	2,516,440	267,647	949,886	1,534,931	39,988,677
Total liabilities	34,267,759	2,508,752	265,038	950,835	1,532,637	39,525,021
Net on-balance sheet position	**452,014**	**7,688**	**2,609**	**-949**	**2,294**	**463,656**
Credit commitments	**1,015,231**	**-**	**-**	**-**	**16,480**	**1,031,711**

The classification of derivative financial instruments as an asset or liability above is based on the overall fair value of the instruments at year end. To better reflect the manner in which the Group manages its foreign exchange, the notional amounts on both the pay and receive legs of the swap (in Euro equivalents) have been categorised according to their underlying currency.

Fair value interest rate risk

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The table below summarises the Bank's exposure to interest rate risks. Included in the table are the Bank's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Expected repricing and maturity dates do not differ significantly from the contract dates.

€ 000	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non interest bearing	Total
As at 31 December 2005							
Assets							
Cash and balances with central banks	6,793	-	1,759	-	-	-	8,552
Loans and advances to banks	9,899,461	16,959	38,147	526,047	3,425,562	-	13,906,176
Derivative financial instruments	-22,436,981	-522,420	-372,297	11,351,386	13,358,700	-	1,378,388
Loans and advances to customers	12,420,011	3,799,351	819,250	5,961,043	16,019,753	-	39,019,408
Investment securities	82,935	40,266	516,781	720,327	2,637,484	-	3,997,793
Other assets	-	-	-	-	-	5,134	5,134
Total assets	**-27,781**	**3,334,156**	**1,003,640**	**18,558,803**	**35,441,499**	**5,134**	**58,315,451**
Liabilities							
Deposits from banks	15,376,567	2,556,298	100,449	-272	113,534	-	18,146,576
Derivative financial instruments	-17,520,836	-1,261,124	268,746	2,679,738	18,607,463	-	2,773,987
Due to customers	-	-	-	-	-	-	-
Debt securities in issue	2,713,795	756,522	618,725	15,673,347	16,756,407	-	36,518,796
Other borrowed funds	195,223	-	-	-	61,269	-	256,492
Other liabilities	-	-	-	-	-	15,691	15,691
Current income tax liabilities	-	-	-	-	-	1,328	1,328
Deferred income tax liabilities	-	-	-	-	-	2,405	2,405
Total liabilities	**764,749**	**2,051,696**	**987,920**	**18,352,813**	**35,538,673**	**19,424**	**57,715,275**
Net interest repricing gap	**-792,530**	**1,282,460**	**15,720**	**205,990**	**-97,174**	**-14,290**	**600,176**

€ 000	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non interest bearing	Total
As at 31 December 2004							
Assets							
Cash and balances with central banks	2,821	-	-	-	-	-	2,821
Loans and advances to banks	6,465,162	9,602	-	337,924	2,996,827	-	9,809,515
Derivative financial instruments	-14,252,182	-2,264,445	-1,513,152	10,585,334	8,624,544	-	1,180,099
Loans and advances to customers	7,635,332	4,929,882	1,696,473	3,331,957	9,154,822	-	26,748,466
Investment securities	416,733	20,441	37,507	407,299	862,057	-	1,744,037
Pledged assets	-	-	-	-	503,626	-	503,626
Other assets	-	-	-	-	-	113	113
Total assets	**267,866**	**2,695,480**	**220,828**	**14,662,514**	**22,141,876**	**113**	**39,988,677**
Liabilities							
Deposits from banks	12,785,732	1,621,759	231,425	-	-	-	14,638,916
Derivative financial instruments	-11,102,343	-1,215,914	-489,569	1,892,529	12,641,200	-	1,725,903
Due to customers	69,559	-	-	-	-	-	69,559
Debt securities in issue	175,598	447,024	-	12,791,633	9,453,263	-	22,867,518
Other borrowed funds	145,098	-	-	-	61,287	-	206,385
Other liabilities	-	-	-	-	-	12,867	12,867
Current income tax liabilities	-	-	-	-	-	1,386	1,386
Deferred income tax liabilities	-	-	-	-	-	2,487	2,487
Total liabilities	**2,073,644**	**852,869**	**-258,144**	**14,684,162**	**22,155,750**	**16,740**	**39,525,021**
Net interest repricing gap	**-1,805,778**	**1,842,611**	**478,972**	**-21,648**	**-13,874**	**-16,627**	**463,656**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2005	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.3			
Loans and advances to banks	2.8	2.5	1.8	10.1
Loans and advances to customers	3.7	5.4	3.4	4.8
Investment securities	3.7	5.1		6.2
Liabilities				
Deposits from banks	2.4	4.4	0.0	4.6
Debt securities in issue	3.4	3.7	1.3	4.7
Other borrowed funds	4.1			

As at 31 December 2004	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.0			
Loans and advances to banks	2.8	5.3		9.1
Loans and advances to customers	3.5	4.7	3.5	5.0
Investment securities	3.7	6.2		9.6
Liabilities				
Deposits from banks	2.2	2.5		4.8
Due to customers	2.1			4.9
Debt securities in issue	3.6	3.9	1.3	4.7
Other borrowed funds	4.1			

The majority of the Bank's interest earning assets are entered into at a fixed rate of interest. The fair value interest rate risk on these positions is mitigated, where desirable from a treasury perspective, using interest rate derivatives.

Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, maturing deposits, loan draw-downs and guarantees, and from margin and other calls on cash-settled derivatives. The Bank does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Group sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

The table below analyses the Bank's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

€ 000	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial instruments	Total
As at 31 December 2005						
Assets						
Cash and balances with central banks	6,793	1,759	-	-		8,552
Loans and advances to banks	8,762,738	224,831	1,238,263	3,680,344		13,906,176
Derivative financial instruments	3,838	2,586	260,012	1,111,952		1,378,388
Loans and advances to customers	325,057	1,142,778	8,349,934	29,201,639		39,019,408
Investment securities	4,599	48,439	720,335	3,224,420		3,997,793
Pledged assets	-	-	-	-	-	-
Other assets	-	-	-	-	5,134	5,134
Total assets	**9,103,025**	**1,420,393**	**10,568,544**	**37,218,355**	**5,134**	**58,315,451**
Liabilities						
Deposits from banks	15,126,928	2,801,754	-272	218,166	-	18,146,576
Derivative financial instruments	71,779	49,977	581,250	2,070,981	-	2,773,987
Due to customers	-	-	-	-	-	-
Debt securities in issue	-	169,381	16,300,197	20,049,218	-	36,518,796
Other borrowed funds	-	-	-	256,492	-	256,492
Other liabilities	-	-	-	-	15,691	15,691
Current income tax liabilities	-	-	-	-	1,328	1,328
Deferred income tax liabilities	-	-	-	-	2,405	2,405
Total liabilities	**15,198,707**	**3,021,112**	**16,881,175**	**22,594,857**	**19,424**	**57,715,275**
Net liquidity gap	**-6,095,682**	**-1,600,719**	**-6,312,631**	**14,623,498**	**-14,290**	**600,176**
As at 31 December 2004						
Total assets	6,657,912	1,359,826	7,593,259	24,377,578	102	39,988,677
Total liabilities	12,609,341	1,943,334	13,102,897	11,852,709	16,740	39,525,021
Net liquidity gap	**-5,951,429**	**-583,508**	**-5,509,638**	**12,524,869**	**-16,638**	**463,656**

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Bank's balance sheet at their fair value. Bid prices are used to estimate fair values of assets, whereas offer prices are applied for liabilities.

	€ 000			
	Carrying value		Fair value	
	2005	2004	2005	2004
Financial assets				
Loans and advances to banks	13,906,176	9,809,515	13,914,587	9,809,009
Loans and advances to customers	39,019,408	26,748,466	39,204,218	26,805,205
Financial liabilities				
Deposits from banks	18,146,576	14,638,916	18,146,576	14,638,993
Due to customers	-	69,559	-	69,559
Debt securities in issue	36,518,796	22,867,518	36,593,563	22,867,266
Other borrowed funds	256,492	206,385	259,923	213,778

a) Deposits from banks

The fair value of floating rate placements and overnight deposits is their carrying amount. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

b) Loans and advances to banks and customers

Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates for loans and advances with similar credit characteristics to determine fair value.

c) Deposits and borrowings

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings without quoted market price is based on discounted cash flows using interest rates for new debts with similar remaining maturity.

d) Debt securities in issue

The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

5. Critical accounting estimates

The Bank believes that of its significant accounting policies and estimates, the following may involve a higher degree of judgment and complexity.

Fair value of financial instruments

Some of the Bank's financial instruments are carried at fair value, including derivatives and available for sale investments. Fair values are based on quoted market prices or appropriate pricing models. Where models are used, the methodology is to calculate the expected cash flows and discount these back to a present value. The models use independently sourced parameters including interest rate yield curves, equity prices, option volatility and currency rates. The calculation of fair value for any instrument may require adjustment to reflect credit risk (where not embedded in the model used). The valuation model used for a specific instrument, the quality and liquidity of market data and other adjustments all require the exercise of judgement. The use of different models or other assumptions could result in changes in reported financial results.

Investment securities

Investment securities are included as either available-for-sale investments or loans and receivables.

Available-for-sale investments are valued at fair values using market values where available. Where market values are not available, fair values are represented by the use of other means such as price quotations for similar investments, or pricing models.

Loans and receivables have fixed or determinable payments, recover substantially all of their initial investment other than for reasons of credit and must not be quoted in an active market. Due to the specialised market in which the Bank operates and the fact that the majority of the Bank's securities trades are done on a bilateral basis, judgment is required as to whether an active market may be held to exist in a security. Details of the fair value of financial assets not carried at fair value in the financial statements are disclosed in note 4. If an active market was held to exist for these assets, the movement in fair value, net of tax, would be posted to equity.

The Bank conducts regular impairment reviews of its available-for-sale portfolio and considers indicators such as downgrades in credit ratings or breaches of covenants as well as the application of judgment in determining whether creation of a provision is appropriate. The use of different models or other assumptions and methods with respect to the valuation of investment securities could result in changes in reported financial results.

Impairment provisions

The Bank considers the need for impairment provisions at each balance sheet date. The estimation of credit losses is inherently uncertain and depends on many factors such as general economic conditions, cash flows, structural changes and other external factors.

At year end, in the opinion of the directors, no provisions are required. The Bank considers this to be appropriate based on information available at the time. However, actual losses may differ as a result of changes in the timing and amounts of cash flows or other economic events.

6. Net interest income

	2005 € 000	2004 € 000
Interest income		
Loans and advances	877,396	450,806
Other lending business and money market transactions	153,242	86,026
Fixed income securities	577,576	388,927
	1,608,214	**925,759**
Interest expense		
Asset-covered bonds	-930,498	-583,939
Other debt securities	-67,041	-32,015
Borrowings	-62,746	-17,161
Subordinated debt	-7,685	-6,965
Other banking transactions	-484,118	-240,172
	-1,552,088	**-880,252**

7. Net trading income

	2005 € 000	2004 € 000
Derivatives mark-to-market and hedge ineffectiveness	6,376	-1,414
Foreign exchange transaction gains less losses	516	-104
	6,892	**-1,518**

The Bank does not engage in proprietary trading activities. The trading result consists entirely of marking to market derivatives which do not qualify for hedge accounting, hedge ineffectiveness on qualifying hedges, and foreign exchange gains and losses.

8. Gains less losses from financial assets

Gain less losses from financial assets reflect income from the sale of financial assets and amounted to € 25,859 thousand (2004: € 951 thousand)

9. Other operating income

	2005 € 000	2004 € 000
Intercompany recharges	1,450	604
Gains on buybacks of debt securities	-	506
	1,450	**1,110**

Intercompany recharges consist of recharges to other Group entities for certain services provided.

10. Operating expenses

	2005 € 000	2004 € 000
Staff costs (note 11)	-2,146	-1,324
Administrative expenses	-6,568	-8,165
Other operating expenditure	-34	-
	-8,748	**-9,489**

Included in operating expenses are auditors' remuneration of € 120 thousand (2004: € 120 thousand).

11. Staff costs

	2005 € 000	2004 € 000
Wages and salaries	-1,875	-1,154
Social security costs	-163	-105
Pension costs	-108	-65
	-2,146	**-1,324**

12. Taxation

	2005 € 000	2004 € 000
Current tax	-8,143	-4,260
Deferred tax (note 25)	-82	682
	-8,225	**-3,578**

Further information about deferred income tax is presented in note 25.
The tax on the Bank's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	2005 € 000	2004 € 000
Profit before tax	80,810	35,459
Tax calculated at a tax rate of 12.5% (2004: 12.5%)	-10,101	-4,432
Effect of different tax rates in Ireland	1,876	854
Income tax expense	**-8,225**	**-3,578**

13. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

There is no difference between the basic and diluted earnings per share as the Bank has no share options or convertible debt outstanding.

	2005 € 000	2004 € 000
Profit attributable to equity holders of the Bank (€ thousands)	72,585	31,881
Weighted average number of ordinary shares in issue (thousands)	452,500	315,000
Basic earnings per share (expressed in € per share)	0.16	0.10
Diluted earnings per share (expressed in € per share)	0.16	0.10

14. Cash and balances with central banks

	2005 € 000	2004 € 000
Mandatory reserve deposits with central banks	8,552	2,821
	8,552	**2,821**

Mandatory reserve deposits are not available for use in the Bank's day to day operations.

15. Loans and advances to banks

	2005 € 000	2004 € 000
Public sector loans	4,874,136	3,612,436
Cash collateral	768,490	416,610
Other loans and advances	8,263,550	5,780,469
	13,906,176	**9,809,515**
Of which due from Group companies	8,253,247	5,525,245

16. Derivative financial instruments

	2005 € 000	2004 € 000
Assets		
Derivatives	1,378,388	1,180,099
	1,378,388	**1,180,099**
Liabilities		
Derivatives	2,773,987	1,725,903
	2,773,987	**1,725,903**

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying variable, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

The Bank uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into to hedge the fair value interest rate risk in fixed-rate available-for-sale securities, loans extended, and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available-for-sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Bank's financial statements.

Derivatives used by the Bank include:

- Interest rate and currency swaps
- Interest rate options
- Forward foreign exchange contracts

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are normally not exchanged.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract.

Interest rate options are contracts that allow the purchaser to enter into contracts on financial instruments or to buy or sell an underlying variable, at a specified price at a specified point in time. The option writer is obligated to buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Bank include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in

interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and foreign interest rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market factors such as interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of derivative instruments held are set out below.

	2005			2004		
		Fair values			Fair values	
	Contract/ notional amount	Assets	Liabilities	Contract/ notional amount	Assets	Liabilities
At 31 December	**€ 000**	**€ 000**	**€ 000**	**€ 000**	**€ 000**	**€ 000**
1) Derivatives held for trading						
Interest rate and currency swaps	21,714,614	35,469	130,534	17,953,338	40,373	110,234
Foreign exchange contracts	346,011	2,976	628	154,964	123	2,829
Total derivative assets/liabilities held for trading	**22,060,625**	**38,445**	**131,162**	**18,108,302**	**40,496**	**113,063**
2) Derivatives held for hedging						
a) Derivatives designated as fair value hedges						
Interest rate and currency swaps	63,150,288	1,339,943	2,625,949	40,754,652	1,139,603	1,539,664
	63,150,288	1,339,943	2,625,949	40,754,652	1,139,603	1,539,664
b) Derivatives designated as cash flow hedges						
Interest rate and currency swaps	437,183	-	16,876	436,103	-	73,176
	437,183	-	16,876	436,103	-	73,176
Total derivative assets/liabilities held for hedging	**63,587,471**	**1,339,943**	**2,642,825**	**41,190,755**	**1,139,603**	**1,612,840**
Total derivative assets/liabilities	**85,648,096**	**1,378,388**	**2,773,987**	**59,299,057**	**1,180,099**	**1,725,903**

The Bank does not engage in proprietary derivative trading. All derivatives are taken out for risk management purposes. The directors consider all derivatives to be economic hedges. However, certain derivatives entered into by the company do not meet the onerous hedge accounting requirements of IAS 39 and consequently are required to be classified in the financial statements as derivatives held for trading.

17. Loans and advances to customers

	2005 € 000	2004 € 000
Public sector loans	38,963,834	26,678,074
Term deposits	55,574	70,392
	39,019,408	**26,748,466**
Of which due from Group companies	-	-

18. Investment securities

	2005 € 000	2004 € 000
Securities available-for-sale		
Debt securities – at fair value :		
- listed	509,618	240,259
- unlisted	3,488,175	1,503,778
Total securities available-for-sale	**3,997,793**	**1,744,037**

Net gains on disposal of investment securities for the year amounted to € 24,853 thousand (2004: € 4,870 thousand).

The movement in investment securities (including investment securities reported under pledged assets) may be summarised as follows:

	Available-for-sale € 000
At 1 January 2005	**2,247,663**
Exchange differences on monetary assets	99,575
Additions	2,597,635
Disposals (sale and redemption)	-1,035,067
Gains/(losses) from changes in fair value	87,987
At 31 December 2005	**3,997,793**

The investment securities balance at 31 December is analysed by counterparty risk below:

	2005 € 000	2004 € 000
Central government bonds	3,215,619	1,182,161
Local government bonds	782,174	561,876
Total	**3,997,793**	**1,744,037**

19. Pledged assets

	2005 € 000		2004 € 000	
	Asset	**Related liability**	**Asset**	**Related liability**
Investment securities pledged	-	-	503,626	431,354
Total	**-**	**-**	**503,626**	**431,354**

Pledged assets consist of assets pledged under repurchase agreements.

In accordance with the accounting policy for sale and repurchase agreements (see page 20), the Bank has classified assets sold subject to repurchase agreements as a security interest, hence the term pledged assets. However, legally the 'pledged assets' operate by way of a legal transfer and not a security interest

The investment securities balance at 31 December included under pledged assets is analysed by counterparty risk below:

	2005 € 000	2004 € 000
Government bonds	-	503,626
Total	**-**	**503,626**

20. Deposits from banks

	2005 € m	2004 € m
Term deposits	482,447	525,915
Call deposits	-	9,439
Repurchase agreements	-	431,354
Other liabilities	17,664,129	13,672,208
	18,146,576	**14,638,916**
Of which due to Group companies	17,475,578	13,585,805

21. Due to customers

	2005 € 000	2004 € 000
Term deposits	-	14,267
Repurchase agreements	-	55,292
	-	**69,559**
Of which due to Group companies	-	-

22. Debt securities in issue

	2005 € 000	2004 € 000
Public sector covered bonds	36,518,796	22,867,518
	36,518,796	**22,867,518**

Included in the debt securities in issue are the following benchmark issues as at 31 December 2005:

ISIN code	Coupon	Year of issue	Maturity date	Currency	Nominal
DE0007009482	3.875%	2003	July 15, 2013	EUR	3,500
DE0007763757	3.250%	2003	April 15, 2008	EUR	5,000
DE0008026071	3.625%	2003	October 29, 2008	USD	1,250
DE000A0ACCT0	2.875%	2004	January 22, 2007	EUR	5,000
DE000A0D24M9	4.250%	2005	August 16, 2010	USD	1,250
DE000A0DALH4	4.375%	2004	January 15, 2015	EUR	3,000
DE000A0DXH13	3.250%	2005	February 15, 2012	EUR	3,000
DE000A0GHGN0	4.875%	2005	October 28, 2015	USD	1,000

23. Other borrowed funds

	2005 € 000	2004 € 000
Subordinated debt	256,492	206,385
Of which due to Group companies	256,492	206,385

The other borrowed funds are subordinated in right of payment to other creditors of the Bank and rank in priority to the equity holders of the Bank.

The subordinated debt as at 31 December 2005 consists of the following:

€ 50m floating rate loan from DEPFA Finance NV, maturity 2030
€ 60m fixed rate loan from DEPFA Finance NV, maturity 2028
€ 75m floating rate loan from DEPFA Finance NV, maturity 2025
€ 70m floating rate loan from DEPFA BANK plc, maturity 2029

24. Other liabilities

	2005 € 000	2004 € 000
Creditors and accruals	15,691	12,867
	15,691	**12,867**
Of which due to Group companies	14,193	12,087

25. Deferred taxation

Deferred income taxes are calculated on all temporary differences under the liability method using the effective tax rate in Ireland.

Deferred tax balances consist of the following

	2005 € 000	2004 € 000
Deferred tax liabilities	2,405	2,487

The movement on the deferred income tax account is as follows:

	2005 € 000	2004 € 000
At 1 January	-2,487	-2,159
Income statement charge	-82	682
Fair value measurement on AFS securities	164	-1,010
Fair value measurement on cash flow hedges	-	-
At 31 December	**-2,405**	**-2,487**

Deferred income tax assets and liabilities are attributable to the following items:

	2005 € 000	2004 € 000
Fair value hedges	330	412
Unrealised gains/losses on AFS securities	-2,735	-2,899
Cash flow hedges	-	-
	-2,405	**-2,487**

The deferred tax charge in the income statement comprises the following temporary differences:

	2005 € 000	2004 € 000
Fair value hedges	-82	682
Cash flow hedges	-	-
	-82	**682**

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

26. Share capital

The authorised share capital at year end was 1,000,000,000 ordinary shares of € 1 each. All shares were issued at par and are fully paid .

	2005 € 000	2004 € 000
At January 1	395,000	235,000
Shares issued at par	115,000	160,000
At December 31	**510,000**	**395,000**

27. Retained earnings

	2005 € 000	2004 € 000
At January 1	48,363	16,482
Profit for year	72,585	31,881
Dividends	-49,913	-
At December 31	**71,035**	**48,363**

28. Other reserves

	2005 € 000	2004 € 000
Unrealised gains/losses from cash flow hedges	-	-
Unrealised gains/losses from available-for-sale investment securities	19,141	20,293
Total other reserves at 31 December	**19,141**	**20,293**

	2005 € 000	2004 € 000
Unrealised gains/losses from cash flow hedges		
At January 1	-	-
Net gain/loss from changes in fair value, net of tax	49	-25
Net gains/losses transferred to net profit, net of tax	-49	25
At December 31	-	-

	2005 € 000	2004 € 000
Unrealised gains/losses from available-for-sale investment securities		
At January 1	20,293	16,997
Net gain/loss from changes in fair value, net of tax	22,401	3,803
Net gains/losses transferred to income statement, net of tax	-23,553	-507
At December 31	**19,141**	**20,293**

29. Dividends per share

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the Annual General Meeting on 12 April 2006, a dividend in respect of 2005 of € 71,035 thousand (2004: actual dividend € 49,913 thousand) will be proposed. The financial statements for the year ended 31 December 2005 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2006.

30. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months' maturity from the date of acquisition:

	2005 € 000	2004 € 000
Loans and advances to banks	10,298	26,012

31. Related party transactions

Key Management Compensation

	2005 € 000	2004 € 000
For services as a director	10,000	10,000
Salaries and other emoluments	1,572,445	3,433,496
	1,582,445	**3,443,496**

Key management consists solely of directors of the Bank.

Directors' emoluments shown comprise all fees, salaries, pension contributions, shares vested on 16 February 2006 and other benefits and emoluments paid to directors.

The Group established an Incentive Compensation Programme in 2002 under which the Group Compensation Committee is entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Incentive Compensation Programme, the Group established a Trust that is used to purchase shares of DEPFA BANK plc with funds provided by the Group.

The programme authorises the granting of restricted shares to be held by the Trust until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

On 16 February 2003, 31 January 2004 and 15 February 2005, the Group awarded 204,330 shares to the directors of the Bank under the Incentive Compensation Programme. These shares vest over a three year period. 69,274 shares vested on 16 February 2006.

The interests of the directors and secretary, in office as at 31 December 2005, and of their spouses and minor children in the shares of the Bank or Group undertakings are set out in the table below.

Shares in DEPFA BANK plc	**12 April 2006 Shares**	**31 December 2005 Shares**	**31 December 2004 Shares**
Directors:			
Mr. B. Heide-Ottosen	33,333	-	-
Mr. M. Deeny	3,531	3,531	4,301
Mr. B. Farrell	22,940	22,940	22,940
Ms. J. Hoggett	-	-	-
Dr. T.P. Carey	-	-	-
Prof. Dr. F. Ruane	-	-	-
Company secretary:			
Mr. N. Kavanagh	-	-	1,000

There were no contracts of any significance in relation to the business of DEPFA BANK plc, or any of its subsidiaries, in which the directors had any interest as defined in the Companies Act 1990, at any time during the year ended 31 December 2005.

There are no loans to directors at 31 December 2005 (31.12.2004: nil).

	2005 € 000	**2004 € 000**
Interest income	131,759	69,548
Interest expense	347,436	232,773
Gains less losses from financial assets	10,671	-
Other operating income	1,450	604
Administrative expenses	4,315	6,959
Other operating expenditure	148	-

The amounts above arise on intercompany borrowings and lending, and transfers of assets between the Bank and other Group entities, as well as recharges for certain services provided.

32. Characteristics of the asset pool as at 31 December 2005

The following table analyses the countries where the public credit assets included in the pool are located, the number of public credit assets located in these countries, the nominal amount of the public credit assets in Euro and, based on the amount of those assets outstanding, the percentage of public credit assets located in those countries. The amount is the nominal amount of the asset adjusted for any unamortised premium or discount.

Country	Number of assets	€ 000	Percentage
Italy	82	8,372,057	21.1%
Spain	160	6,977,804	17.6%
Germany	93	6,779,043	17.1%
USA	83	3,120,156	7.9%
France	77	2,148,001	5.4%
Belgium	17	1,707,805	4.3%
Greece	9	1,444,409	3.6%
Portugal	15	1,283,194	3.2%
Austria	13	1,237,611	3.1%
Finland	56	1,187,110	3.0%
Canada	15	1,009,007	2.5%
Netherlands	137	983,064	2.5%
Switzerland	15	948,606	2.4%
Britain	12	459,436	1.2%
Sweden	11	418,128	1.1%
Hungary	4	408,394	1.0%
Japan	5	312,561	0.8%
Iceland	13	291,447	0.7%
Supranational	6	157,619	0.4%
Poland	3	156,913	0.4%
Ireland	21	150,398	0.4%
Denmark	3	53,849	0.1%
Slovenia	1	50,000	0.1%
Malta	1	4,651	0.1%
Total	**852**	**39,661,263**	**100%**

33. Commitments

	2005 € 000	2004 € 000
Commitments for public sector loans	1,303,834	1,031,711

34. Segmental reporting

The Bank's income and assets are entirely attributable to public sector financing. The Bank is solely located in Ireland. Therefore no segmental report is presented.

35. Ultimate parent company

DEPFA BANK plc, a company registered in the Republic of Ireland, is the ultimate parent company of the Bank. The largest and smallest group into which the results of the Bank are consolidated is that headed by DEPFA BANK plc.

36. Events after the balance sheet date

There have been no significant events after the balance sheet date which require disclosure.

37. Approval of financial statements

The financial statements were approved by the directors on 12 April 2006.

DEPFA ACS BANK
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
Internet: www.depfa.com

DEPFA BANK
DEPFA ACS BANK

DEPFA BANK appoints Paul Leatherdale as Member of the Executive Committee

Dublin / Frankfurt, 27 April 2006.

DEPFA BANK plc announces the appointment of Paul Leatherdale, Head of the Bank's Infrastructure Finance Unit, as a Member of its Executive Committee. Paul Leatherdale's appointment serves as recognition of his successful track-record in positioning DEPFA BANK as a leading provider of infrastructure finance. It also demonstrates the growing importance of this business segment, and DEPFA's continuing commitment to it, in the Bank's drive to be the leading provider of all the financial needs of public sector authorities.

Since joining DEPFA in 1999, Paul Leatherdale has successfully spearheaded DEPFA's move into off-budget infrastructure financing, and he has built up specialist teams, in addition to the Dublin Head Office, in London, Madrid, New York, Paris, Rome, Frankfurt, Hong Kong and Tokyo, that are in the forefront of developing infrastructure financing products in their respective local markets.

In addition to his career within DEPFA, Paul is a qualified Chartered Accountant, spent 15 years at Sumitomo Bank in London, and represented Great Britain in shooting at the Seoul Summer Olympic Games in 1988.

DEPFA BANK with record quarterly result, strong revenue growth

Ad hoc statement according to §15 German securities law

Dublin/Frankfurt, 28 April 2006.

DEPFA BANK plc today released its first quarter results 2006. With a net profit of € 134 m (up 13% y-o-y) DEPFA achieved its best ever quarterly result. This corresponds to a return on equity after tax of 23% (pretax: 31%). The profit in the first quarter was achieved largely on the back of a significant increase in operating income, which rose 24%. Net interest income fell slightly by 3% to € 107 m. The trading result of € 62 m is up 38% y-o-y. Total expenditure rose by 9% to € 58 m due primarily to the higher costs of a bigger workforce that has grown more than 20% in the past year. The cost-income ratio fell to 24% from 27% in Q1 2005. Profit before taxes totalled € 186 m, an increase of 29% y-o-y.

DEPFA BANK with record quarterly result, strong revenue growth - Net profit of € 134 m in Q1 2006; RoE of 23% after tax

Press and Investor Relations Release

Dublin/Frankfurt, 28 April 2006.

DEPFA BANK plc today released its first quarter 2006 results. With a net profit of € 134 m (up 13% year-on-year) DEPFA achieved its best ever quarterly result. This corresponds to a return on equity after tax of 23% (pretax: 31%). The good start into the current financial year was sparked by strong client business activity across all regions and products. DEPFA BANK will continue to pursue its twin strategic objectives in 2006: expanding into carefully selected regions whilst building the product range with a particular focus on its clients' needs. The results of the first quarter 2006 are already demonstrating a clear shift towards client driven revenues. Whereas Budget Finance, Infrastructure Finance and Client Product Services contributed to 59% of total operating income in 2005, this portion went up to 79% in Q1 2006.

The net profit in the first quarter was achieved largely on the back of a significant increase in operating income, which rose 24%. Net interest income fell modestly by 3% to € 107 m, due to lower contribution from Global Markets activities. Net fee and commission income, whose scope has been narrowed down considerably under IFRS compared to US-GAAP, rose slightly y-o-y to € 5 m and relate principally to income from liquidity facilities in the US.

The trading result of € 62 m, is up 38% y-o-y. Total expenditure rose by 9% to € 58 m due primarily to the higher costs of a bigger workforce that has grown more than 20% in the past year. The cost-income ratio fell to 24% from 27% in Q1 2005. Profit before taxes totalled € 186 m, an increase of 29% y-o-y.

On 21 April Paul Leatherdale was appointed to the Executive Committee. The appointment serves as recognition of his successful track-record in positioning DEPFA BANK as a leading provider of infrastructure finance. It also demonstrates the growing importance of this business segment in DEPFA's drive to be the leading provider of all the financial needs of public sector authorities. Since joining DEPFA in 1999, Paul Leatherdale has successfully spearheaded DEPFA BANK's move into off-budget infrastructure financing and he has, in addition to the Dublin Head Office, built up specialist teams in eight of DEPFA BANK's offices worldwide that are in the forefront of developing infrastructure financing products in their respective local markets.

Segment Reporting

The **Budget Finance** segment comprises lending activities to public sector authorities. Operating income from this area is derived from a high grade portfolio of sovereign and sub-sovereign bonds and loans that are insulated from interest rate risk. Net interest income amounted to € 86 m in the first

quarter, a 21% rise y-o-y. Non-interest revenues increased to € 69 m, as the bank optimised the return from its vast portfolio of assets. New commitments amounted to € 13 bn in the first quarter, and the public finance volume (drawn and undrawn) amounted to € 201 bn at quarter end. DEPFA has been able to tap into continued strong appetite for borrowing in its core European market. The fastest growth in the budget financing activities continues to be in the United States and in the space of just over two years its share of the Group's total financing volume has risen to 15%. Investments in a variety of new product areas are also providing an additional route into lending opportunities with existing and new clients. Profit before taxes in the Budget Finance segment totalled € 131 m at the end of the first quarter, up 56% y-o-y.

	Q1 2006 €m	Q1 2005 €m	Variance €m	Variance %
Net Interest Income	86	71	15	21%
Non Interest Revenues	69	35	34	97%
Net operating income	**155**	**106**	**49**	**46%**
Operating expenses	**-24**	**-22**	**-2**	**9%**
Profit before income tax	**131**	**84**	**47**	**56%**
Balance Sheet:				
Financing volume (on-balance sheet)	**166,913**	**144,763**	**22,150**	**15%**
Financing volume (off-balance sheet)	**21,094**	**13,042**	**8,052**	**62%**
Average Equity	**1,326**	**994**	**332**	**33%**
Ratios:				
Cost Income Ratio	**15%**	**21%**		
RoE (pre tax)	**40%**	**34%**		

Infrastructure Finance comprises the financing of infrastructure projects, in particular involving arrangements between the public and private sector. Together with budget financing infrastructure lending contributes to the sizeable block of locked-in revenues of the bank. After a necessary build-up phase revenues in this segment are beginning to reflect greater success in securing arranger mandates. Operating income amounted to € 8 m in the first quarter 2006, up 33% y-o-y. The volume of commitments reached € 3.4 bn, but more importantly, given that the bank sells down a significant portion of business it originates, DEPFA closed 6 transactions in the first quarter, which compares well against 21 in 2005. The most important area of growth also for this segment is North America. A notable transaction that was closed in the first quarter was for the 'Golden Ears' Bridge project in Vancouver, Canada with a value of CAD 1.1 bn in which DEPFA acted as joint lead arranger. This

is the biggest green-field PPP project in Canada to date. Profit before taxes in the Infrastructure Finance segment totalled € 4 m.

	Q1 2006 €m	Q1 2005 €m	Variance €m
Net Interest Income	6	5	1
Non Interest Revenues	2	1	1
Net operating income	**8**	**6**	**2**
Operating expenses	**-4**	**-3**	**-1**
Profit before income tax	**4**	**3**	**1**
Balance Sheet:			
Financing volume (on-balance sheet)	**1,986**	**1,660**	**326**
Financing volume (off-balance sheet)	**1,414**	**741**	**673**
Average Equity	**138**	**109**	**29**
Ratios:			
Cost Income Ratio	**50%**	**50%**	
RoE (pre tax)	**12%**	**11%**	

Client Product Services (CPS) encompasses products and structured transactions that provide an added value for the client. In particular, the bank has developed competencies in derivative products, structured transactions, securitisation and advisory, creating a much wider net from which to capture ancillary business that flows from the bank's lending transactions as well as generating completely new opportunities. The first quarter marked an important breakthrough in this segment's profitability; operating income amounted to € 25 m, representing a significant improvement against the previous quarter Q4 2005 (€ 8 m). All the individual businesses performed well. The bank's interest rate specialists have teamed up with the lending side to arrange a number of deal-driven as well as stand-alone swap transactions for clients. Contributions from products that are at an earlier stage in their development such as the securitisation of receivables, the structuring of Collateralised Debt Obligations (CDO) and the Guaranteed Investment Contract (GIC) business have been encouraging. Profit before taxes in the Client Product Services segment totalled € 19 m.

	Q1 2006 €m	Q1 2005 €m	Variance €m
Net Interest Income	-2	-	-2
Non Interest Revenues	27	4	23
Net operating income	**25**	**4**	**21**

Operating expenses	**-6**	**-3**	**-3**
Profit before income tax	**19**	**1**	**18**
Balance Sheet:			
Financing volume (on-balance sheet)	**-**	**-**	
Financing volume (off-balance sheet)	**-**	**-**	
Average Equity	**22**	**9**	**13**
Ratios:			
Cost Income Ratio	**24%**	**75%**	

The **Global Markets** segment consists of market activities in which a portion of the public sector assets are deployed with a view to taking advantage of movements in interest rates and credit spreads. In addition, this segment includes bond trading and Credit Default Swap activities based on the bank's insights as a specialist lender in the sovereign and sub-sovereign sector. As anticipated, operating income declined in the first quarter, revenues went down by 36% y-o-y to € 48 m. The reason for the clear fall in revenues in the first quarter compared to the average quarterly level in 2005 was due to a changed market environment that has seen interest rates rising. Revenues have in the past two years been skewed towards asset sales due to low interest rate and credit spread levels, allowing DEPFA to make significant profits from gains in valuation of assets, which in turn has helped the bank strengthen its equity base. Profit before taxes in the Global Markets segment totalled € 40 m.

	Q1 2006 €m	Q1 2005 €m	Variance €m	Variance %
Net Interest Income	22	32	-10	-31%
Non Interest Revenues	26	43	-17	-40%
Net operating income	**48**	**75**	**-27**	**-36%**
Operating expenses	**-8**	**-10**	**2**	**-20%**
Profit before income tax	**40**	**65**	**-25**	**-38%**
Balance Sheet:				
Financing volume (on-balance sheet)	**11,248**	**8,911**	**2,337**	**26%**
Financing volume (off-balance sheet)	**-**	**-**		
Average Equity	**768**	**453**	**315**	**70%**

Ratios:

Cost Income Ratio	**17%**	**13%**
RoE (pre tax)	**21%**	**57%**

Besides consolidation items the **Corporate Centre** of DEPFA contains overhead costs, project costs as well as the residual property portfolio of the Pfandbriefbank. The segment recorded a deficit of € 8 m before taxes (vs. € -9 m in Q1 2005).

	Q1 2006 €m	Q1 2005 €m	Variance €m	Variance %
Net Interest Income	-5	2	-7	
Non Interest Revenues	13	4	9	225%
Net operating income	**8**	**6**	**2**	**33%**
Operating expenses	**-16**	**-15**	**-1**	**7%**
Profit before income tax	**-8**	**-9**	**1**	**-11%**
Balance Sheet:				
Financing volume (on-balance sheet)	**5,252**	**8,690**	**-3,438**	**-40%**
Financing volume (off-balance sheet)	**-**	**-**		
Average Equity	**115**	**366**	**-251**	**-69%**

DEPFA BANK plc: group figures first quarter 2006 according to IFRS

Earnings	Q1 2006 € m	Q1 2005 € m	Change
Net interest income	107	110	-2.7%
Net fee and commission income	5	4	25.0%
Net trading income	62	45	37.8%
Gains less losses from financial assets	70	35	100.0%
Other operating income	-	3	
Total operating income	**244**	**197**	**23.9%**
Operating expenses	**-58**	**-53**	**9.4%**
of which personnel expenditure	*-37*	*-36*	*2.8%*
of which other administrative expenditure	*-18*	*-15*	*20.0%*
of which depreciation and amortisation	*-2*	*-2*	
of which other expenditure	*-1*	*-*	

Profit before taxation	**186**	**144**	**29.2%**
Taxation	-52	-25	108.0%
Profit for the quarter	**134**	**119**	**12.6%**
Key ratios	**Q1 2006**	**Q1 2005**	
Cost/Income ratio	23.8%	26.9%	
Earnings per share accord. to IFRS in €	0.39	0.35	
RoE after taxes	22.6%	24.7%	
Key balance sheet items	**31 Mar 2006**	**31 Dec 2005**	
Public Finance Volume	205,677	202,970	1.3%
of which drawn (incl. public sector related)	183,169	181,499	0.9%
of which undrawn	22,508	21,471	4.8%
Shareholders´ Capital	2,433	2,304	5.6%
Total assets	221,613	228,630	-3.1%